SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November 12, 2003

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom Participações S.A.

Report of independent accountants on special review Quarter ended September 30, 2003

(A translation of the original report in Portuguese as filed with the
Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in
Brazil).

Report of independent accountants on special review

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil)

The Shareholders and Board of Directors
Brasil Telecom Participações S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom Participações S.A. for the quarter ended September 30, 2003, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Accountants (IBRACON) and the Federal Accounting Council, which included: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission, specifically applicable to the mandatory quarterly financial information.

Our review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

October 24, 2003

KPMG Auditores Independentes
CRC-SP-014.428/O-6-“F”-DF

Manuel Fernandes Rodrigues de Sousa Accountant
CRC-RJ-052.428/O-S-DF

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATION LAW
QUARTERLY INFORMATION
COMMERCIAL COMPANY INDUSTRIAL AND OTHERS	Base Date - September 30, 2003

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPAÇÕES S.A.	3 - GENERAL TAXPAYERS’ REGISTER 02.570.688/0001-70
4 - NIRE 5.330.000.581-8

01.02 - ADDRESS OF COMPANY HEADQUARTERS

1 - COMPLETE ADDRESS SIA/SUL - ASP - LOTE D - BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 - MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 061	7 - TELEPHONE NUMBER 415-1256	8 - TELEPHONE NUMBER 415-1440	9 - TELEPHONE NUMBER 415-1119	10 - TELEX
11 - AREA CODE 061	12 - FAX 415-1315	13 - FAX 415-1593	14 - FAX 415-1133
15 - E-MAIL ri@brasiltelecom.com.br

01.03 - MARKET RELATIONS DIRECTOR (Address for correspondence to Company)

1 - NAME PAULO PEDRÃO RIO BRANCO
2 - COMPLETE ADDRESS SIA/SUL - ASP - LOTE D- BL A TÉRREO			3 - DISTRICT BRASÍLIA
4 - ZIP CODE 71215-000	5 - MUNICIPALITY BRASÍLIA			6 - STATE DF
7 - AREA CODE 061	8 - TELEPHONE NUMBER 415-1440	9 - TELEPHONE NUMBER 415-1072	10 - TELEPHONE NUMBER -	11 - TELEX
12 - AREA CODE 061	13 - FAX 415-1593	14 - FAX -	15 - FAX -
15 - E-MAIL paulopedrao@brasiltelecom.com.br

01.04 - REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNIG	2 - ENDING	3 - QUARTER	4 - BEGINNIG	5 - ENDING	6 - QUARTER	7 - BEGINNING	8 - ENDING
01/01/2003	12/31/2003	3	07/01/2003	09/30/2003	2	04/01/2003	06/30/2003
9 - NAME/COMPANY NAME AUDITOR KPMG AUDITORES INDEPENDENTES					10 - CVM CODE 00418-9
11 - NAME TECHINICAL RESPONSIBLE MANUEL FERNANDES RODRIGUES DE SOUSA					12 - CPF TECHINICAL RESPONSIBLE 783.840.017-15

01.05 - COMPOSITION OF PAID CAPITAL

1 - QUANTITY OF SHARES (IN THOUSANDS)	2 - CURRENT QUARTER 09/30/2003	3 - PRIOR QUARTER 06/30/2003	4 - SAME QUARTER OF PRIOR YEAR 09/30/2002
PAID CAPITAL
1 - COMMON	134,031,688	134,031,688	132,355,516
2 - PREFERRED	222,670,188	222,670,188	219,863,511
3 - TOTAL	356,701,876	356,701,876	352,219,027
TREASURY SHARES
4 - COMMON	1,480,800	1,051,100	0
5 - PREFERRED	0	0	0
6 - TOTAL	1,480,800	1,051,100	0

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY INDUSTRIAL, COMMERCIAL COMPANIES AND OTHERS
2 - SITUATION OPERATING
3 - TYPE OF CAPITAL CONTROL NATIONAL PRIVATE
4 - ACTIVITY CODE 1990100 - TELECOMMUNICATION
5 - MAIN ACTIVITY EXPLOITATION OF THE SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL
7 - TYPE OF ACCOUNTANTS’ REVIEW REPORT UNQUALIFIED

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE
01	RCA	10/31/2003	INTEREST ON CAPITAL		ON	0,0002349804
02	RCA	10/31/2003	INTEREST ON CAPITAL		ON	0,0002349804

01.09 - CAPITAL STOCK COMPOSITION AND ALTERATION IN CURRENT YEAR

1 - ITEM	2 - ALTERATION DATE	3 - CAPITAL STOCK (In R$ thousands)	4 - VALUE OF ALTERATION (In R$ thousands)	5 - ORIGIN OF ALTERATION	6 - QUANTITY OF ISSUED SHARES (In R$ thousands)	7 - ISSUED PRICE OF SHARES (In R$)
01	03/17/2003	2,286,344	28,733	CAPITAL RESERVE	4,482,849	0,0160071529
02	03/17/2003	2,544,432	258,088	PROFIT RESERVE	0	0,0000000000

01.10 - MARKET RELATIONS DIRECTOR

1 - DATE 10/24/2003	2 - SIGNATURE

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATION LAW
QUARTERLY INFORMATION
COMMERCIAL COMPANY INDUSTRIAL AND OTHERS	Base Date - September 30, 2003

01.01 - IDENTIFICATION

1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPAÇÕES S.A.	3 - GENERAL TAXPAYERS’ REGISTER 02.570.688/0001-70

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - PARENT COMPANY

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2003	4 - 06/30/2003
1	Total Assets	7,228,186	7,114,562
1.01	Current Assets	835,073	687,033
1.01.01	Cash and Cash Equivalents	465,764	362,620
1.01.02	Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Other	369,309	324,413
1.01.04.01	Loans and Financing	213,816	180,250
1.01.04.02	Deferred and Recoverable Taxes	138,491	138,491
1.01.04.03	Judicial Deposits	17,002	5,672
1.02	Noncurrent Assets	1,708,238	1,803,202
1.02.01	Other Credits	0	0
1.02.02	Intercompany Receivables	1,439,027	1,523,625
1.02.02.01	From Associated Companies	0	0
1.02.02.02	From Subsidiaries	1,439,027	1,523,625
1.02.02.02.01	Loans and Financing	1,439,012	1,523,610
1.02.02.02.02	Advanced for Future Capital Increase	15	15
1.02.02.03	From Other Related Parties	0	0
1.02.03	Other	269,211	279,577
1.02.03.01	Loans and Financing	126,289	123,034
1.02.03.02	Deferred and Recoverable Taxes	138,125	151,124
1.02.03.03	Judicial Deposits	2	2
1.02.03.04	Inventories	4,795	5,417
1.03	Permanent Assets	4,684,875	4,624,327
1.03.01	Investments	4,681,697	4,614,783
1.03.01.01	Associated Companies	0	0
1.03.01.02	Subsidiaries	4,668,993	4,601,605
1.03.01.03	Other Investments	12,704	13,178
1.03.02	Property, Plant and Equipment	3,053	3,738
1.03.03	Deferred Charges	125	5,806

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2003	4 - 06/30/2003
2	Total Liabilities	7,228,186	7,114,562
2.01	Current Liabilities	360,469	184,296
2.01.01	Loans and Financing	121	146
2.01.02	Debentures	194,160	25,351
2.01.03	Suppliers	716	362
2.01.04	Taxes, Duties and Contributions	35,930	28,907
2.01.04.01	Indirect Taxes	4,286	4,833
2.01.04.02	Taxes on Income	31,644	24,074
2.01.05	Dividends Payable	126,253	127,507
2.01.06	Provisions	0	0
2.01.07	Related Party Debts	0	0
2.01.08	Other	3,289	2,023
2.01.08.01	Payroll and Social Charges	500	314
2.01.08.02	Consignments in Favor of Third Parties	137	133
2.01.08.03	Employee Profit Sharing	912	423
2.01.08.04	Other Liabilities	1,740	1,153
2.02	Long-Term Liabilities	474,603	648,506
2.02.01	Loans and Financing	472	505
2.02.02	Debentures	434,194	609,181
2.02.03	Provisions	0	0
2.02.04	Related Party Debts	0	0
2.02.05	Other	39,937	38,820
2.02.05.01	Payroll and Social Charges	39,937	38,820

2.03	Deferred Income	0	0
2.05	Shareholders’ Equity	6,393,114	6,281,760
2.05.01	Capital	2,544,432	2,544,432
2.05.02	Capital Reserves	361,018	361,018
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Company Assets	0	0
2.05.03.02	Subsidiaries/Associated Companies	0	0
2.05.04	Profit Reserves	978,085	978,085
2.05.04.01	Legal	187,865	187,865
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Realizable Profits Reserves	790,220	790,220
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special Reserve for Undistributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Retained Earnings	2,509,579	2,398,225

03.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - DESCRIPTION	3 - AMOUNT FOR CURRENT QUARTER 07/01/2003 TO 09/30/2003	4 - AMOUNT ACCUMULATED FOR CURRENT QUARTER 01/01/2003 TO 09/30/2003	5 - AMOUNT ACCUMULATED FOR EQUIVALENT QUARTER OF PRIOR YEAR 07/01/2002 TO 09/30/2002	6 – AMOUNT ACCUMULATED FOR EQUIVALENT PERIOD OF PRIOR YEAR 01/01/2002 TO 09/30/2002
3.01	Gross Revenue from Sales and Service	0	0	0	0
3.02	Deduction from Gross Revenue	0	0	0	0
3.03	Net Revenue from Sales and Services	0	0	0	0
3.04	Cost of Goods and Services Sold	0	0	0	0
3.05	Gross Profit	0	0	0	0
3.06	Operating Expenses	145,605	234,706	185,947	293,563
3.06.01	Selling Expenses	0	0	0	0
3.06.02	General and Administrative Expenses	(5,280)	(15,517)	(6,415)	(20,810)
3.06.03	Financial	82,106	51,224	119,126	135,623
3.06.03.01	Financial Income	108,239	313,648	148,771	331,501
3.06.03.02	Financial Expenses	(26,133)	(262,424)	(29,645)	(195,878)
3.06.04	Other Operating Income	1,422	8,638	2,087	6,436
3.06.05	Other Operating Expenses	(551)	(1,988)	(518)	(2,123)
3.06.06	Equity Gain (Loss)	67,908	192,349	71,667	174,437
3.07	Operating Income (Loss)	145,605	234,706	185,947	293,563
3.08	Nonoperating Income (Expenses)	(316)	648	(2,140)	(4,275)
3.08.01	Revenues	(233)	831	0	19
3.08.02	Expenses	(83)	(183)	(2,140)	(4,294)
3.09	Income (Loss) Before Taxes and Minority Interests	145,289	235,354	183,807	289,288
3.10	Provision for Income and Social Contribution Taxes	(26,520)	(69,743)	(64,321)	(92,279)
3.11	Deferred Income Tax	0	0	0	0
3.12	Interests/Statutory Contributions	(478)	(926)	(202)	(1,617)
3.12.01	Interests	(478)	(926)	(202)	(1,617)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Equity	0	122,000	0	116,000
	Income/Loss for the Period	118,291	286,685	119,284	311,392
	Number of Shares Outstanding (Thousand)	355,221,076	355,221,076	352,219,027	352,219,027
	Earnings per Share (Reais)	0.00033	0.00081	0.00034	0.00088
	Loss per Shares (Reais)

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATION LAW
QUARTERLY INFORMATION
COMMERCIAL COMPANY INDUSTRIAL AND OTHERS	Base Date - September 30, 2003

01768-0	BRASIL TELECOM PARTICIPAÇÕES S.A.	02.570.688/0001-70

04.01 - NOTES TO THE QUATERLY REPORT

NOTES TO THE FINANCIAL STATEMENTS

Quarter ended June 30, 2003

(In thousands of Brazilian reais)

1. OPERATIONS

Brasil Telecom Participações S.A. (“Company”) was established in accordance with Article 189 of Law 9472/97 - General Telecommunications Law, as part of the TELEBRÁS spin-off process. The spin-off protocol and justification was approved in the Shareholders’ Meeting of May 22, 1998. The Company is a subsidiary of SOLPART Participações S.A., which holds 53.59% of the Company’s voting capital and 20.18% of total capital.

The Company is registered with the Brazilian Securities Commission (CVM) and the Securities and Exchange Commission (SEC) in the USA, and its shares are traded on the main stock exchanges in Brazil and its ADR on the New York Stock Exchange (NYSE).

The Company is a pure holding company, indirectly carrying out operations through Brasil Telecom S.A., a telecommunications operator holding a concession to operate the Switched Fixed Telephone Service (STFC), which is controlled by the Company. Through the operator, it holds concessions to provide local and long-distance services in the Brazilian states of Rio Grande do Sul, Paraná, Santa Catarina, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre, Goiás, Tocantins and the Federal District. The region covered by the concessions has a total area of 2,859,375 square kilometers, corresponding to 34% of the Brazilian territory.

The quality and expansion targets of the Switched Fixed Telecommunications Services - STFC adopted by its operator are available for information of the interested parties in the web site of the Brazilian Telecommunications Agency, ANATEL, on the site www.anatel.gov.br.

The subsidiary Brasil Telecom S.A. controls two wholly-owned subsidiaries: (i) BrT Serviços de Internet S.A. (“BrTI”), a wholly-owned subsidiary incorporated in October 2001, engaged in the provision of Internet services and related activities, becoming operational in the beginning of 2002; and (ii) Brasil Telecom Celular S.A. (“BrT Celular”), incorporated in December 2002, to operate the Mobile Personal Service (SMP), holding a license to serve the same coverage area where the Company operates STFC. At the balance sheet date BrT Celular was initiating its structuring process - pre-operating phase.

The Company also controls Nova Tarrafa Participações Ltda. (“NTP”) and Nova Tarrafa Inc. (“NTI”), being the last one, until the first quarter of 2003, a minority investment and, after promoted a spin-off, became a subsidiarie. NTP and NTI are engaged in holding interest in Internet Group (Cayman) Limited, which, at the balance sheet date, represents a minority interest.

Completing the information on the companies over which the Company exercises indirect control, during the second quarter of 2003, Brasil Telecom Serviços de Internet S.A. made investments in capital interests as a shareholder or quotaholder, gaining control of the following companies:

(i) BrT Cabos Submarinos Group (formerly GlobeNet)

  Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. (“BrT CSH”): a company acquired by BrTI on June 11, 2003, as part of the program to purchase the GlobeNet Group, an acquisition previously disclosed on November 19, 2002, through the relevant fact.

  Brasil Telecom Cabos Submarinos do Brasil Ltda. (“BrT CS Ltda.”): a company acquired by BrTI on June 11, 2003, in which it exercises direct control and total control jointly with BrT CSH, which is a further part of the program to purchase the GlobeNet Group.

  Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”): a company incorporated under the laws of the Bermudas, for which the transfer of funds for paying in of capital occurred on May 30, 2003. It is also an integral part of the program to purchase the Globenet Group. BrT SCS Bermuda, in turn, holds all the shares of Telecom of America Inc. and of Brasil Telecom de Venezuela, S.A., formerly called 360Americas (Venezuela) S.A..

(ii) iBest Group

  Since February 2002, BrTI has held a minority interest in iBest Holding Corporation (“IHC”), a company incorporated in the Cayman Islands. Due to a succession of various corporate acts occurring during June 2003 in IHC and its subsidiaries, BrTI began to exercise control over the iBest Group, which is formed by the main companies: (i) iBest Holding Corporation; (ii) iBest S.A.; (iii) Febraio S.A.; and (iv) Freelance S.A.. The acquisition which resulted in the control of the iBest Group was disclosed on June 26, 2003, through the relevant fact.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law, standards of the Brazilian Securities Commission (CVM) and standards applicable to Switched Fixed Telecommunications Services - STFC concessionaires.

As the Company is filed with the Securities and Exchange Commission (SEC), it is subject to its standards, and should prepare financial statements and other information by using criteria that comply with that entity’s requirements. For complying with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the practice of simultaneously publishing information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless demonstrated otherwise in each note. According to each situation, the notes to the financial statement present information related with the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED” respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the Company and its subsidiaries mentioned in Note 1.

Some of the main consolidation procedures are:

  Elimination of intercompany balances, as well as revenue and expenses of transactions among them;

  Elimination of the investor’s shareholdings, reserves and accumulated results in the investees; and

  Segregation of the portions of shareholders’ equity and result of minority shareholders, indicated in the specific items.

The reconciliation between the Parent Company and consolidated net income is presented in Note 36.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its subsidiaries which are reflected in the consolidated balance sheet.

a. Cash and Cash Equivalents: Cash equivalents are short-term, high-liquidity investments, which mature in less than three months. They are recorded at cost, plus income earned to the balance sheet date, not exceeding market value.

b. Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the tariff in effect on the date the service is rendered. Unbilled services provided to customers at the balance sheet date are also included in trade accounts receivable. The criterion adopted for making the provision for doubtful accounts takes into account the calculation of the actual percentage losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and noncurrent assets. Obsolete items are recorded as Allowance for losses.

d. Investments: Investments in subsidiaries are valued using the equity method. Other investments are recorded at cost less allowance for probable losses, when applicable. The investments resulting from income tax incentives are recognized at the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas, they remain recognized in noncurrent assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are periodically valued at cost or market prices, when the latter is lower, and allowances for losses are recorded if required.

e. Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges for financing assets and construction in progress are capitalized.

Maintenance and repair costs, when they represent improvements (increase in installed capacity or useful life) are capitalized, while other costs are charged to, the profit and loss accounts income, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 24.

f. Deferred Charges: Segregated between deferred charges on amortization and formation. Main items are goodwill on the acquisition of CRT - Companhia Riograndense de Telecomunicações (incorporated by Brasil Telecom S.A. in December 2000), net of tax savings, costs incurred on installation, reorganization, data processing and other. Amortization is calculated under the straight-line method in accordance with the legislation in force. When the asset does not generate benefits anymore, it is written off against nonoperating income.

g. Income and Social Contribution Taxes: Income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the negative social contribution base are recorded under assets or liabilities, as the case may be, according to the assumption of realization or future demand, within the parameters established in the CVM Instruction 371/02.

h. Loans and Financing: Updated to the balance sheet date for monetary or exchange variations and interest incurred to the balance sheet date. Equal restatement is applied to the guarantee contracts to hedge the debt.

i. Provision for Contingencies: Recognized based on its risk assessment evaluation and quantified on economic grounds and based on legal counselors’ opinions on the lawsuits and other contingency factors known as of the balance sheet date. The basis and nature of the provisions are described in Note 7.

j. Recognition of Revenues: Revenues from services rendered are accounted for on the accrual basis. Local calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards are recorded upon sale.

k. Recognition of Expenses: Expenses are recognized on the accrual basis, considering their relation with revenue realization. Expenses related to other periods are deferred.

l. Financial Income (Expense), Net: Financial income comprises interest earned on accounts receivable settled after maturity and gains on financial investments and hedges, when incurred financial expenses comprises interest incurred and other charges on loans, financing and other financial transactions.

Credited Interest on Capital is included in the financial expenses balance; for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects linked to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period after the operations commence.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed by SISTEL and Fundação CRT. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, to comply with CVM Instruction 371/00, the subsidiary Brasil Telecom S.A. recorded its actuarial deficit on the balance sheet date against shareholders’ equity, net of its tax effects. As from 2002, as new actuarial revaluation show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts in accordance with the aforementioned instruction. Supplementary information regarding private pension plans and other benefits to employees is described in Note 6.

o. Employees and Directors Profit Sharing: The Company and its subsidiary Brasil Telecom S.A. recognized provisions for employee and directors profit sharing, and the calculation of the amount, which is paid in the year after the provision recognition, is in accordance with the target program established with the labor union in accordance with Law 10.101/00 and the Company’s bylaws.

p. Earnings per thousand shares: Calculated based on the number of shares outstanding at the balance sheet date, which comprises the total number of shares issued net of treasury stock.

4. RELATED-PARTY TRANSACTIONS

Related-party transactions refer to operations carried out by the Company with is parent company, Solpart Participações S.A., and subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc.

Operations between the Company and the related parties are carried out under normal prices and market conditions. The principal transactions are:

Solpart Participações S.A.

Dividends/Interest on Capital: of the interest on Capital accrued in the quarter, the Company assigned the amount of R$24,623 (R$23,299 in the same period last year) to the parent company. Of this amount, the net part of the withholding tax will be allocated to the dividend to be provisioned at the end of the year. The balance of this liability that includes the provision of the prior year is R$20,930 (R$20,930 on June 30, 2003).

Brasil Telecom S.A.

Dividends/Interest on Capital: in the quarter, the subsidiary credited to the Company Interest on Capital in the amount of R$162,425 (R$154,128 in the same period last year). The balance of this asset as of September 30, 2003, net from the withholding tax including the balance provisioned in 2002, is R$138,062 (R$138,062 as of June 30, 2003).

Loans with Subsidiary: Asset balance as of June 30, 2003 arises from the spin-off of Telebrás and is indexed to exchange variation, plus interest of 1.75% per year, amounting to R$90,320 (R$93,363 on June 30, 2003). Yield recognized a financial loss for the quarter was R$18,298 due to the decrease of the exchange rate of the American dollar against the Brazilian real (R$56,305 of financial income in 2002).

Debentures: On January 27, 2001, the subsidiary issued 1,300 private debentures non-convertible or exchangeable for any type of share, at the unit price of R$1,000, totaling R$1,300,000, for the purpose of financing part of its investment program. All these debentures were acquired by the Company. The nominal value of these debentures will be paid in three installments equivalent to 30%, 30% and 40% with maturities on July 27, 2004, July 27, 2005, and July 27, 2006, respectively. The debenture remuneration is equivalent to 100% of CDI, received semiannually. The balance of this asset as of September 30, 2003 is R$1,348,692 (R$1,430,247 on June 30, 2003), and the yield recognized in the income for the quarter represents R$227,413 (R$169,875 in 2002).

Accounts Receivable and Payable: arising from transactions related to operating income/expenses due to use of installations and logistic support. As of September 30, 2003, balance payable is R$4,101 (R$591 payable as of June 30, 2003) and the amounts recorded in income for the quarter are comprising operating Expenses of R$1,637 (R$1,815 of operating expenses in 2002 and R$256 of operating revenue in 2002).

Advance for Future Capital Increase - AFAC

Funds for future increase of ownership interest in subsidiaries or investments carried under the cost method are represented as follows:

PARENT COMPANY	CONSOLIDATED
INVESTOR	AFAC INVESTEE	09/30/03	06/30/03	09/30/03	06/30/03
	Subsidiaries
Company	Nova Tarrafa Participações Ltda.	15	15	-	-
	Minority Investments
Brasil Telecom S.A.	Vant Telecomunicações S.A.	-	-	6,671	6,315
Total		15	15	6,671	6,315

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS.

The Company and its subsidiaries assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and valuation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this Note was made based on their materiality. Those instruments the value of which approximates the fair value and, whose risk assessment is not significant, are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks; the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s and subsidiaries’ business are the following:

a. Credit Risk

The majority of the services provided by the subsidiary Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the subsidiary may incur losses arising from the difficulty in receiving amounts billed to its customers; in the quarter, the Company’s default was 2.46% of the gross revenue (2.59% in the same period last year). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense. As of September 30, 2003, the subsidiary’s customer portfolio did not include receivables, of which subscribers were, individually, higher than 1% of total service accounts receivable.

b. Exchange Rate Risk

Assets

The Company has loan agreements in foreign currency, and, therefore, subject to exchange rate fluctuation. The amounts of assets exposed to this type of risk are the following:

PARENT COMPANY	CONSOLIDATED
	Book Value		Book Value
	09/30/03	06/30/03	09/30/03	06/30/03
Assets
Loan agreements with subsidiary	90,320	93,363	-	-
Loans and financing	126,289	123,034	126,289	123,034
Total	216,609	216,397	126,289	123,034
Noncurrent Assets	216,609	216,397	126,289	123,034

The loans receivable in dollars were transferred to the Company at the time of the split off of Telebrás. Due to their original characteristics, no financing is available on the market under similar conditions, which led to the presentation of the book value only.

Liabilities

The Company and the subsidiary Brasil Telecom S.A. has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Loans subject to this risk represent approximately 3.8% (4.1% on June 30, 2003) of the total liabilities. To minimize this type of risk, the subsidiary enters into swap agreements with financial institutions to hedge foreign exchange exposures 51.8% (44% on June 30, 2003) of the debt portion in foreign currency is covered by hedge agreements. Unrealized positive or negative effects of these operations are recorded in income as gain or loss. To the quarter, consolidated net losses totaled R$76,695 (net gain of R$53,186 in the same period in 2002).

Net exposure as per book and market values, at the exchange rate prevailing on the balance sheet date, is as follows:

PARENT COMPANY
	09/30/03		06/30/03
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and financing	593	649	652	658
Total	593	649	652	658
Current	121	133	146	148
Long-Term	472	516	506	510

CONSOLIDATED
	09/30/03		06/30/03
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and financing	152,078	144,156	161,439	152,274
Hedge contracts	(821)	(8,412)	(3,428)	(7,131)
Total	151,257	135,744	158,011	145,143
Current	36,433	25,545	32,878	25,928
Long-Term	114,824	110,199	125,133	119,215

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was the discounted cash flow, at the market rates prevailing of the balance sheet date.

c. Interest Rate Risk

Assets

The private debentures issued by subsidiary Brasil Telecom S.A were fully subscribed by the Company. Yield from this asset is linked to CDI. The subsidiary also has asset loans totaling R$9,944 (R$8,409 on June 30, 2003) linked to IGP-DI and IPA-OG Column 27 of Getúlio Vargas Foundation - FGV and CDI.

At the balance sheet date, these assets are represented as follows:

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	09/30/03	06/30/03	09/30/03	06/30/03
Assets
Debentures linked to CDI	1,348,692	1,430,247	-	-
Loans linked to CDI, Col. 27 (FGV), IGP-M e IGP-DI	-	-	9,944	8,409
Total	1,348,692	1,430,247	9,944	8,409
Current	-	-	1,967	1,949
Noncurrent Assets	1,348,692	1,430,247	7,977	6,460

The book values are equal to market values since the current conditions for contracting this type of financial instrument are similar to the original conditions.

The sum of the Company’s debentures, loans and financing concentrated in the subsidiary represents 91.9% (92.5% on June 30, 2003) of this type of assets.

Liabilities

In 2000, the Company issued private debentures convertible into preferred shares. This liability was contracted at the interest rate linked to TJLP (Brazilian long-term interest rate). The risk linked to this liability arises from possible increase in this rate.

The subsidiary Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates linked to indexing units (TJLP, UMBNDES - Brazilian Social and Economic Development Bank Monetary Unit, CDI, etc.) and IGP-M. The risk inherent in these liabilities arises from possible variations in these rates. The Subsidiary has contracted derivative contracts to hedge 78.7% of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts, considering the influence of the US dollar on the interest rate (basket of currencies) of these liabilities. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates. The Subsidiary issued non-convertible private and public debentures or convertible in shares. These liabilities were contracted at interest rates tied to the CDI, and the risk linked with this liability is the result of the possible increase in the rate.

The aforementioned liabilities at the balance sheet date are as follows:

PARENT COMPANY	PARENT COMPANY
	Book and Market Value		Book and Market Value
	09/30/03	06/30/03	09/30/03	06/30/03
Liabilities
Loans linked to TJLP (including Debentures)	628,354	634,531	2,477,591	2,559,215
Loans linked to UMBNDES	-	-	225,037	229,435
Hedge contracts in UMBNDES	-	-	46,335	50,184
CDI	-	-	1,045,135	927,992
Loans linked to IGPM	-	-	22,254	23,530
Other loans	-	-	20,440	20,439
Total	628,354	634,531	3,836,792	3,810,795
Current	194,160	25,351	1,383,717	1,092,381
Long-Term	434,194	609,180	2,453,075	2,718,414

Book and market values are equivalent because the current contractual conditions for these types of financial instruments are similar to those in which they were originated. In case of a hypothetical variation of 1% in the aforementioned rates, unfavorable to the Company, the annual negative impact on income would be approximately R$6,797.

d. Risk of Not Linking Monetary Restatement Indexes to Accounts Receivable

Loan and financing rates contracted by subsidiary Brasil Telecom S.A. are not linked to amounts of accounts receivable. Telephony tariff adjustments do not necessarily follow increases in local interest rates which affect the subsidiary’s debts. Consequently, a risk arises from this lack of linking.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered as probable risk are recorded in liabilities. Details on this risk are presented in Note 7.

f. Risks Related to Investments

The Company has investments, which are valued using the equity method and stated at acquisition cost. Brasil Telecom S.A., the Nova Tarrafa Participações Ltda. and the Nova Tarrafa Inc. are subsidiaries, the investment of which is carried under the equity method.

Investments stated at cost are immaterial in relation to total assets, and the risk related to them would not significantly impact the Company’s results in case of total losses on these investments.

In the balance sheet date the investments were represented as follows:

	09/30/03		06/30/03
	Book Value	Market Value	Book Value	Market Value
Investments	4,681,697	4,612,648	4,614,783	4,488,260
Equity in subsidiaries	4,668,993	4,599,944	4,601,605	4,475,082
Listed in Stock Exchange	4,629,047	4,559,998	4,561,710	4,435,187
Not Listed in Stock Exchange	39,946	39,946	39,895	39,895
Other investments	12,704	12,704	13,178	13,178

The investment quoted on the stock exchange refers to the interest in Brasil Telecom S.A., and its market value valued based on the market quotations in trading between minority shareholders.

g. Temporary Cash Investment Risks

The Company and its subsidiary Brasil Telecom S.A. have several temporary cash investments in exclusive financial investment funds (FIFs), the assets of which are represented solely by post-fixed federal securities, futures contracts tied to the exchange rate of the Futures and Commodities Exchange, BM&F and investment funds in foreign currency, from the subsidiary Brasil Telecom S.A., and there is no credit risk in this type of operation. As of September 30, 2003, the Company had temporary cash investments in the amount of R$465,660 (R$361,402 as of June 30, 2003). Income earned to the balance sheet date is recorded in financial income and amounts to R$54,271 (R$21,522 in 2002). Amounts in the consolidated financial statements are cash investments of R$1,494,553 (R$1,302,530 as of June 30, 2003) and R$163,507 (R$67,125 in 2002) of income earned.

6. BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company, its subsidiary Brasil Telecom S.A. and its wholly-owned subsidiary, BrT Serviços de Internet S.A. and BrT Celular (undergoing structuring on the balance sheet date). These companies are better described together, and can be referred to as “Brasil Telecom (group)” and, for the purpose of the pension scheme cited in this note, are also called “Sponsor”. The benefits with specific coverage are mentioned in this manner.

Benefits to specific companies are presented as such.

(A) PRIVATE PENSION PLAN

Brasil Telecom (group) sponsors private pension schemes related with retirement for its employees and assisted members, and in the case of the latter, medical assistance in some cases. These plans are managed by two foundations, which are Fundação de Seguridade Social (SISTEL), which originated from certain companies of the former Telebrás System and Fundação dos Empregados da Companhia Riograndense de Telecomunicações (FCRT), which managed the benefit plans of CRT, a company managed by the subsidiary Brasil Telecom S.A. on December 28, 2000.

The bylaws stipulate approval of the supplementary pension policy and the joint liability attributed to the defined benefit plans is linked to the acts signed with the foundations, with the agreement of the Supplementary Pensions Department - SPC, where applicable to the specific plans.

The sponsored plans are valued by independent actuaries on the balance sheet date and, in the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. The full liabilities are provided for plans showing deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Ruling 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing the surpluses.

Below the characteristics of the supplementary pension plans sponsored are described.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

Plans

TCSPREV (Defined Contribution, Settled Benefit, Defined Benefit)
This defined contribution and settled benefit plan was introduced on February 28, 2000, with the adherence of around 80% of the employees at that time. On December 31, 2001, all the pension plans sponsored by SISTEL were merged, being exceptionally and provisionally approved by the Supplementary Pensions Department - SPC, due to the need for adjustments to the regulations, and they were subsequently transformed into defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, Convênio de Administração BrT, and the Termo de Relação Contratual Atípica, the conditions established in the original plans being maintained. On March 2003, this plan was suspended to the employees who want to be included in the supplementary pension plans sponsored by the Company. TCSPREV currently attends to around 71% of the staff.

PBS-A (Defined Benefit)
Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000.

PAMA - Health Care Plan for Retired Employees (Defined Contribution)
Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000, and also for the beneficiaries of the PBS-TCS Group, incorporated into the TCSPREV on December 31, 2001, and participants of PBS defined benefit plans of other Sistel sponsors. According to a legal/actuarial appraisal, the sponsor's liability is exclusively limited to future contributions.

PAMEC-BrT (Health-care Plan for Supplementary Pension Beneficiaries)
Medical assistance for retirees and pensioners linked with the PBT-BrT, which was incorporated into the TCSPREV on December 31, 2001.

Contributions Established for the Plans

TCSPREV
Contributions to this plan were maintained on the same basis as the original plans incorporated in 2001 for each group of participants, and were established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV. In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by the employee and the sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the sponsor. In the case of the PBS-TCS group, the sponsor's contribution in the quarter was 12% of the payroll of the participants, whilst the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. In the quarter contributions by the sponsor to the TCSPREV group represented on average 7.14% of the payroll of the plan participants. TCSPREV currently attends to around 6.43% of the staff.

The Company’s contributions were R$10,768 in the quarter (R$11,222 in 2002).

PBS-A
Contributions may occur in case of accumulated deficit. As of December 31, 2002, the plan recorded a surplus.

PAMA
This plan is sponsored with contributions of 1.5% on payroll of active participants linked to PBS plans, segregated on December 31, 2000 and sponsored by several SISTEL sponsors. In the case of Brasil Telecom (group), the PBS-TCS was incorporated into the TCSPREV plan on December 31, 2001, and became an internal group of the plan.

The company’s contributions for this plan, that are exclusively the responsibility of the sponsors, were R$90 in the quarter (R$109 in 2002).

PAMEC-BrT
Contributions for this plan were fully paid in July 1998 through a single payment.

CIA. RIOGRANDENSE DE TELECOMUNICAÇÕES EMPLOYEES’ FOUNDATION - FCRT

The main purpose of sponsoring FCRT is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary. On October 21, 2002, the BrTPREV defined contribution and settled benefits plan was introduced, aimed at active participants linked with the sponsor, self-sponsored and beneficiaries of FCRT.

Plans

BrTPREV
Defined contribution and settled benefits plan to provide supplementary social security benefits in addition to those of the official social security and which initially attended only the employees in the branch in Rio Grande do Sul. On March 2003, this plan was provided to the employees from all branches of the Company and to the employees of the subsidiaries, who wanted to be benefited by the supplementary pension plans sponsored. On June 30, 2003, this plan attended to around 17,2% of the staff.

Fundador - Brasil Telecom and Alternative - Brasil Telecom
Defined contribution and settled benefits plan to provide supplementary social security benefits in addition to those of the official social security, now closed to the entry of new participants. On September 30, 2003, there were 11 participants in these plans.

Contributions Established for the Plans

BrTPREV
The contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are credited in individual accounts of each participant, the employee’s and sponsor's contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the sponsor. The sponsor is responsible for the cost of administrative expenses on the basic contributions from employees and normal contributions of the Company and risk benefits. In the quarter, contributions by the sponsor represented on average 6.5% of the payroll of the plan participants, whilst the average employee contribution was 5.8%.

In the quarter the Company’s contributions were R$1,959.

FUNDADOR - BRASIL TELECOM AND ALTERNATIVE - Brasil Telecom
The regular contribution by the sponsor in the quarter was an average of 5.9% of the payroll of plan participants, who contributed at variable rates according to age, service time and salary; the average rate was 5.61%. With the Alternative-Brasil Telecom, the participants also pay an entry fee depending on the age of entering the plan.

The usual contributions of the Company in the quarter were R$137 (R$2,439 in 2002).

The technical reserve corresponding to the current value of the Company’s supplementary contribution must be amortized, due to the actuarial deficit of the plans, within the maximum established period of 20years as from January 2000, according to Circular 66/SPC/GAB/COA from the Supplementary Pensions Department dated January 25, 2002. Of the maximum period established, 18 years and nine months still remain for complete settlement. The amortizing contributions in the quarter were R$58,972 (R$11,025 in 2002) and provided in the statement income the amount of R$61,023, related to the predicted proportional expenditure for the present year, reported at the time of the last actuarial reassessment, which occurred on December 31, 2002.

Resolution CVM 371/2000

A valuation of the supplementary pension schemes sponsored by the Company was made on December 31, 2001, and the actuarial deficit of Fundador and Alternative plans administered by FCRT was recognized directly under shareholders' equity, net of the corresponding taxes, according to the mentioned resolution.

Since the fiscal year 2002, after a new actuarial valuation, the variations of actuarial liabilities have been recognized directly in the income, according to the accrual basis. On September 30, 2003, the provided actuarial liabilities were R$503,891 (R$514,467 on June 30, 2003).

(B) STOCK OPTION PLAN FOR OFFICERS AND EMPLOYEES

The Extraordinary Shareholders’ Meeting held on April 28, 2000, approved the general plan to grant stock purchase options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each kind of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A:

This program is granted as an extension of the performance objectives of the Company established by the Board of Directors for a five-year period. Up to June 30, 2003, no stock had been granted.

Program B:

The price of exercising the option is established based on the arithmetic average of the market price of 1000 shares for the last 20 trading sessions prior to granting the option, and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the following way and within the following periods:

  33% as from January 1, 2004
  33% as from January 1, 2005
  34% as from January 1, 2006

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract. Options not exercised up to December 31, 2008 will expire without compensation.

The information related with the general plan to grant stock options is summarized below:

	Preferred stock options (thousand)	Average exercise price - R$
Balance as of 06/30/2003	599,436	11.34
Balance as of 09/30/2003	599,436	11.34

There were no purchase options of these stock options up to the end of the quarter.

(C) OTHER BENEFITS TO EMPLOYEES

Other benefits are granted to employees, such as: health care/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and other.

7. PROVISIONS FOR CONTINGENCIES

Brasil Telecom (group) periodically performs an assessment of its contingency risks, and also reviews its lawsuits taking into consideration the legal, economic and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal counselors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by former employees of the Company, and of service providers.

Tax Suits

The provision for tax contingencies refers principally to matters related to tax collections due to differences in interpretation of the tax legislation by Brasil Telecom (group) counselors and the tax authorities. The taxes pending future homologation by tax authorities are subject to total extinction of the tax debt on the expiration date.

Civil Suits

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans, and other cases.

Classification by Degree of Risk

Contingencies with a Probable Risk

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

CONSOLIDATED
Nature	09/30/03	06/30/03
Labor	347,746	343,406
Tax	9,004	7,019
Civil	54,249	52,858
Total	410,999	403,283
Current	20,892	20,930
Noncurrent	390,107	382,353

Contingencies with a Possible Risk

The position of contingencies with degrees of risk considered to be possible, and therefore not recorded in the accounts, is the following:

CONSOLIDATED
Nature	09/30/03	06/30/03
Labor	584,243	572,364
Tax	508,135	453,417
Civil	328,899	318,291
Total	1,421,277	1,344,072

Contingencies with a Remote Risk

In addition to the claims mentioned, there are also contingencies considered to be of a remote risk to the amount of R$21,555 (R$21,188 on June 30, 2003) to the Company and R$1,027,557 (R$1,015,953 on June 30, 2003) related to financial statements.

Letters of guarantee

The Subsidiary Brasil Telecom S.A. has guarantee agreements with financial institutions, which relate to complementary guarantees judicial proceedings in provisional execution, in the amount of R$123,252. The greater part of these agreements, representing 84%, will expire in the next 6 months and the remainder are for an indeterminate period of time. The remuneration for these agreements varies from 0.75% p.a. to 2.00% p.a..

Judicial deposits related to contingencies and contested taxes (suspended demand) are described in Note 21.

8. SHAREHOLDERS’ EQUITY

Capital

The Company is authorized to increase its capital by means of a resolution of the Board of Directors to a total limit of 700,000,000,000 (seven hundred billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of preferred shares without voting rights.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the Company's capital can be increased by the capitalization of retained earnings or prior reserves allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization can be effected without modifying the number of shares.

The capital is represented by common and preferred stock, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders' Meeting or the Board of Directors, preference rights can be excluded for the issue of shares, subscription bonuses or debentures convertible into shares in the cases stipulated in art. 172 of Corporation Law.

The preferred shares do not have voting rights, except in the cases specified in the sole paragraphs of articles 11 and 14 of the bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of Company shares, or as from 2002, 3% per annum calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of Company shares, whichever is greater.

Subscribed and paid-up capital as of the balance sheet date is R$2,544,432 (R$2,544,432 as of June 30, 2003) represented by shares without par value as follows:

In thousand of shares
TYPE OF SHARES	Total of Shares		Shares held in treasury		Outstanding shares
	09/30/03	06/30/03	09/30/03	06/30/03	09/30/03	06/30/03
Common	134,031,688	134,031,688	1,480,800	1,051,100	132,550,888	132,980,588
Preferred	222,670,188	222,670,188	-	-	222,670,188	222,670,188
Total	356,701,876	356,701,876	1,480,800	1,051,100	355,221,076	355,650,776

	09/30/03	06/30/03
Book Value per Thousand Outstanding Shares (R$)	18.00	17.66

Treasury stock

In the calculation of the book value per thousand shares, were deducted 692,000 thousand common shares held in treasury.

Stock Repurchase Program -Relevant Facts from October 1, 2002, December 27, 2002 and August 5, 2003

On October 1, 2002 and December 27, 2002: the Company's Board of Directors approved a proposal to repurchase preferred and common stock issued by the Company, for holding in treasury or cancellation or subsequent sale, under the following terms and conditions: (i) the retained earnings account represented the origin of the funds invested in purchasing the stock; (ii) the authorized quantity for the repurchase of Company stock for holding in treasury was limited to 10% of common and preferred shares outstanding; and (iii) the period determined for the acquisition was three months as from the defined date and disclosure of relevant facts, for the programs disclosed in 2002, and that for the program disclosed in the present quarter the period determined is 365 days, in compliance with CVM instruction 390/03.

The repurchase of common and preferred stock issued by the Company for holding in treasury is authorized until the limit of 6,220,118,438 and 22,267,018,788 shares of each type, respectively. To reach this limit the Company also can acquire the quantity of 4,739,318,438 common shares and the total limit authorized to repurchase preferred shares.

The exchange of the treasury shares originated from stock options program is presented as follows:

	09/30/03		06/30/03
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance in the quarter	1,051,100	13,909	1,051,100	13,909
Number of shares replaced in circulation	429,700	6,937	-	-
Closing balance in the quarter	1,480,800	20,846	1,051,100	13,909

Unit cost in the acquisition of shares (R$)	09/30/03	06/30/03
Average	14.08	13.23
Minimum	12.40	12.40
Maximum	17.00	13.90
The unit cost of acquisition consider the totality of stock repurchase program.

In the current year 788,800 thousand shares were acquired for holding in treasury at a total cost of R$11,671, and up to the date of the closing of the quarter there had been no disposal of preferred stock acquired in the repurchase programs.

Market Value of Treasury Shares

The quotation of treasury shares by the market value were as follows:

	09/30/03	06/30/03
Number of preferred shares in treasury (thousand of shares)	1,480,800	1,051,100
Quote per lot of thousand shares at BOVESPA (R$)	16.26	15.88
Market value	24,078	16,691

The Company maintains the balance of treasury stock in a separate account. For presentation purposes, the value of the treasury stock is deducted from the reserves that gave rise to it, and is presented as follows:

	RETAINED EARNINGS
	09/30/03	06/30/03
Book Value	2,530,425	2,412,134
Treasury Stock	(20,846)	(13,909)
Net Balance of Treasury Stock	2,509,579	2,398,225

Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription, and the portion allocated to capital.

Special Goodwill Reserve arising on merger: represents the net value of the contra entry of the goodwill recorded in deferred charges as provided by CVM Instructions 319/99 and 320/99. When the corresponding tax credits are used, the reserve is capitalized, annually, in the name of the controlling shareholder, observing the preferred rights of the other shareholders.

Other Capital Reserves: formed by the contra entry of the funds invested in income tax incentives.

Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income, up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The Legal Reserve is only used to increase capital, or to offset losses.

Unrealized profit reserve: recognized in the year in which the amount of the mandatory dividend, calculated in accordance with the statutory provisions or with article 202 of Law 6,404/76, exceeds the realized portion of net income. The reserve can offset losses in subsequent years or, when realized, comprise the calculation of net income adjusted for dividend payments. According to the restatement required by Law 10,303/01, the income recorded under the unrealized profit reserve as from 2002 financial year should be considered at the value of the dividend postponed. However the unrealized profit reserve formed under the previous regulations, when realized, will continue to form part of the calculation base for the dividends, this the case of unrealized profit reserves existed in the Company.

Retained Earnings

Comprises the remaining balances of net income, adjusted according to the terms of article 202 of Law 6,404/76, or by the recording of adjustments from prior years, if applicable.

Dividends and Interest on Capital

The dividends are calculated in accordance with the Company bylaws and the corporate law. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company bylaws. As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, Interest on Capital (JSCP), under the terms of article 9, paragraph 7, of Law number 9,249, dated December 26, 1995. The interests paid or credited will be offset against the minimum statutory dividend.

The JSCP credited to the shareholders and that will be allocated to dividends, net of income tax, as part of the proposed allocation of income for the current year that will be closed by the end of 2003, and to be submitted for approval of the general shareholder’s meeting, are as follows:

	09/30/03	09/30/2003
Interests on Capital - JSCP Credited	122,000	116,000
Common Shares	45,632	43,590
Preferred Shares	76,368	72,410
Withholding Tax (IRRF)	(18,300)	(17,400)
Net JSCP	103,700	98,600

9. OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

CONSOLIDATED
	09/30/03	09/30/02
Local Service	4,813,745	4,340,189
Installation fees	26,657	26,671
Basic subscription	2,118,685	1,928,975
Measured service charges	1,048,465	968,877
Fixed to mobile calls - VC1	1,537,014	1,327,613
Rent	1,608	4,429
Other	81,316	83,624
Long Distance Services	1,458,496	1,292,699
Inter-Sectorial Fixed	806,682	772,419
Intra-Regional Fixed (Inter-Sectorial)	266,338	250,957
Fixed to mobile calls – VC2 and VC3	385,058	268,872
International	418	451
Interconnection (Use of the Network)	619,574	564,051
Fixed-Fixed	455,859	435,541
Mobile-Fixed	163,715	128,510
Lease of Means	154,596	180,692
Public Telephone	279,141	254,778
Data Communications	543,637	362,922
Supplementary, Intelligent Network and Advanced Telephony Services	257,149	200,502
Other Services from the Main Activity	31,526	-
Other	19,722	24,505
Gross Operating Revenue	8,177,586	7,220,338
Taxes on Gross Revenue	(2,251,213)	(1,950,384)
Other Deductions from Gross Revenue	(84,369)	(72,516)
Net Operating Revenue	5,842,004	5,197,438

10. COST OF SERVICES RENDERED

CONSOLIDATED
	09/30/03	09/30/02
Personnel	(87,364)	(118,390)
Materials	(61,063)	(60,330)
Third-Party Services	(435,726)	(390,154)
Interconnection	(1, 310,837)	(1,120,097)
Rent, Leasing and Insurance	(234,929)	(162,088)
Connection Means	(8,586)	(8,696)
Fistel	(9,198)	(8,517)
Depreciation and Amortization	(1,450,109)	(1,420,210)
Other	(3,648)	(2,554)
Total	(3,601,460)	(3,291,036)

11. SELLING EXPENSES

CONSOLIDATED
	09/30/03	09/30/02
Personnel	(95,070)	(80,631)
Materials	(1,393)	(1,488)
Third-Party Services	(259,107)	(274,700)
Rent, Leasing and Insurance	(3,717)	(5,811)
Provision for Doubtful Accounts	(75)	(12,993)
Losses on Accounts Receivable	(195,364)	(186,802)
Depreciation and Amortization	(4,004)	(2,895)
Other	(294)	(235)
Total	(559,024)	(565,555)

12. GENERAL AND ADMINISTRATIVE EXPENSES

PARENT COMPANY	CONSOLIDATED
	09/30/03	09/30/02	09/30/03	09/30/02
Personnel	(3,124)	(5,171)	(105,899)	(116,376)
Materials	(67)	(41)	(2,714)	(2,891)
Third-Party Services	(8,288)	(12,437)	(294,329)	(259,087)
Rent, Leasing and Insurance	(2,042)	(1,075)	(51,392)	(48,653)
Depreciation and Amortization	(1,981)	(2,074)	(114,890)	(57,106)
Other	(15)	(12)	(670)	(1,167)
Total	(15,517)	(20,810)	(569,894)	(485,280)

13. OTHER OPERATING INCOME (EXPENSES)

PARENT COMPANY	CONSOLIDATED
	09/30/03	09/30/02	09/30/03	09/30/02
Technical and Administrative Services	920	1,781	26,116	24,122
Operational Infrastructure Rent and Other Telecom Companies	-	-	32,650	21,934
Fines	(2)	(1)	55,493	53,621
Recovered Taxes and Expenses	-	524	325	27,447
Write Off of Revenue in the Process of Classification	-	-	14.060	20,068
Dividends Allocated	7,595	3,094	18.139	9,562
Investments Dividends Valued at Cost	-	-	-	2,108
Redundancy Program	-	-		(3,295)
Taxes (Other Than on Gross Revenue, income and Social Contribution Taxes)	(473)	(545)	(22,521)	(18,282)
Donations and Sponsorships	-	(50)	(12,958)	(22,239)
Contingences - Provision/Reversal	-	-	(51,940)	(36,688)
Reversal of Other Provisions	19	950	1,834	9,439
Indemnity of Telephony Services	-	-	(805)	(308)
Severance Pay		-	(4,835)	-
Court Fees		-	(1,193)	-
Write Off of Amounts Recoverable & Other Credits	-	-	-	(6,727)
Amortization of Goodwill on Investment Acquisition	(1,409)	(1,409)	(7,676)	(1,409)
Other Expenses Revenue/Expenses	-	(31)	(5,041)	(3,079)
Total	6,650	4,313	41,648	76,274

14. FINANCIAL INCOME (EXPENSES), NET

PARENT COMPANY	CONSOLIDATED
	09/30/03	09/30/02	09/30/03	09/30/02
Financial Income	313,648	331,501	289,163	262,011
Local Currency	309,688	207,055	245,855	138,925
On Rights in Foreign Currency	3,960	124,446	43,308	123,086
Financial Expenses	(262,424)	(195,878)	(967,117)	(682,771)
Local Currency	(93,992)	(77,571)	(657,273)	(375,202)
On Liabilities in Foreign Currency	(46,432)	(2,307)	(104,069)	(111,047)
Interest on Capital	(122,000)	(116,000)	(205,775)	(196,522)
Total	51,224	135,623	(677,954)	(420,760)

The Interest on Capital was reversed in the statement of income and deducted from retained earnings, in shareholders’ equity, in accordance with CVM Resolution 207/96.

15. NONOPERATING INCOME (EXPENSES)

PARENT COMPANY	CONSOLIDATED
	09/30/03	09/30/02	09/30/03	09/30/02
Amortization of Goodwill on Merger	-	-	(93,011)	(93,011)
Provision/Reversal Realizable Value and Fixed Asset Losses	-	-	1,693	(14,440)
Gain (Loss) on Permanent Asset Disposal	(148)	-	(20,033)	3,678
Investment Gains (Losses)	811	(4,269)	812	(4,269)
Provision/Reversal for Investment Losses	(15)	(6)	(629)	(1,941)
Other Nonoperating Revenues	-	-	3,275	-
Total	648	(4,275)	(107,893)	(109,983)

16. INCOME AND SOCIAL CONTRIBUTION TAXES

PARENT COMPANY	CONSOLIDATED
	09/30/03	09/30/02	09/30/03	09/30/02
Income Before Taxes and After Employee Profit Sharing	234,428	287,671	331,562	371,781
Expense Related to Social Contribution Tax (9%)	21,099	25,890	29,841	33,460
Permanent Additions	129	614	11,039	11,250
Equity Pick-up / Loss on Investments	1	384	-	384
Other	128	230	11,039	10,866
Permanent Exclusions	(2,778)	(2,161)	(930)	(1,179)
Equity Gain (Loss)	(2,767)	(1,828)	(174)	-
Invest. Liability Calc. at Cost of Lapse Acquis./Dividends prescribed	(11)	(333)	(714)	(1,105)
Other	-	-	(42)	(74)
Rate Adjustment on Deferred Amounts – Long Term	-	315	-	315
Social Contribution Tax in Statement of Income	18,450	24,658	39,950	43,846
Income Tax Expense (10%+15%=25%)	58,607	71,918	82,891	92,945
Permanent Additions	420	1,706	34,306	33,248
Equity Pick-up / Loss on Investments	2	1,067	-	1,067
Other	418	639	34,306	32,181
Permanent Exclusions	(7,734)	(6,003)	(2,719)	(4,052)
Equity Gain on Investments	(7,704)	(5,077)	(502)	-
Invest. Liability Calc. at Cost of Lapsed Acquis./ Dividends prescribed	(30)	(926)	(1,985)	(3,070)
Other	-	-	(232)	(982)
Tax Incentives	-	-	(1,082)	-
Other	-	-	-	(392)
Corporate Income Tax Expense in Statement of Income	51,293	67,621	113,396	121,749
Income & Social Contribution Tax Expense in Statement of Income	69,743	92,279	153,346	165,595

Income and social contribution taxes are recognized on the accrual basis of accounting. Temporary differences are deferred.

17. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Cash	18	18	66	62
Banks	86	1,200	109,576	34,946
Temporary Cash Investments	465,660	361,402	1,494,553	1,302,530
Total	465,764	362,620	1,604,195	1,337,538

Temporary cash investments represent amounts invested in portfolios managed by financial institutions, and refer to federal bonds with average yield equivalent to interbank deposit rates (DI CETIP - CDI), futures contracts on the Futures and Commodities Exchange, BM&F, referred to the variation of commercial dollar, plus exchange variation and interest of around 2% p.a., and in the investment funds with exchange rate variation plus Libor rate per semester plus interest of 1.5% p.a., inherent to consolidated.

Cash Flow Statement

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Operations
Net Income for the Period	286,685	168,394	286,782	170,141
Minority Interest	-	-	97,209	63,801
Income Items That Do Not Affect Cash Flow	47,164	119,156	2,525,693	1,687,410
Depreciation and amortization	1,981	1,350	1,569,002	1,045,837
Losses on accounts receivable from services	-	-	201,032	132,946
Provision for doubtful accounts	-	-	(5,593)	(3,146)
Provision for contingencies	1	1	51,941	32,333
Deferred taxes	(19,134)	8,044	58,399	126,565
Amortization of premium paid on the acquisition of investments	1,408	939	100,594	62,946
Income from writing off permanent assets	163	91	18,186	16,898
Financial charges	92,354	72,077	525,476	267,866
Equity gain (loss)	(28,798)	37,718	-	-
Investment gain/loss	(811)	(1,064)	6,656	5,165
Changes in Assets and Liabilities	49,340	39,845	(674,753)	(472,093)
Cash Flow from Operations	383,189	327,395	2,234,931	1,449,259

Financing
Dividends/interest on equity paid during the period	(97,101)	(95,847)	(180,882)	(178,437)
Loans and financing	(59,834)	(29,512)	(687,473)	(452,778)
Loans obtained	-	-	83,716	23,683
Loans paid	(182)	(9)	(389,573)	(251,436)
Interest paid	(59,652)	(29,503)	(381,616)	(225,025)
Acquisition of own shares	(11,671)	(4,734)	(11,671)	(4,734)
Other cash flow from financing	-	-	(25,345)	(10,153)
Cash Flow from Financing	(168,606)	(130,093)	(905,371)	(646,102)

Investments
Short-term financial investments	69,894	(16,366)	4,952	4,939
Providers of investments	232	(117)	(42,875)	(107,238)
Income obtained from the sale of permanent assets	9,100	9,080	16,917	12,860
Investments in permanent assets	(1,294)	(528)	(1,295,349)	(968,343)
Other cash flow from investments	(14)	(14)	(5,173)	(4,000)
Cash Flow from Investments	77,918	(7,945)	(1,321,528)	(1,061,782)

Cash Flow for the Period	292,501	189,357	8,032	(258,625)

Cash and Cash Equivalents
Closing balance	465,764	362,620	1,604,195	1,337,538
Opening balance	173,263	173,263	1,596,163	1,596,163
Variation in Cash and Cash Equivalents	292,501	189,357	8,032	(258,625)

18. TRADE ACCOUNTS RECEIVABLE

CONSOLIDATED
	09/30/03	06/30/03
Unbilled Amounts	763,887	662,475
Billed Amounts	1,375,576	1,370,503
Allowance for Doubtful Accounts	(148,197)	(150,655)
Total	1,991,266	1,882,323
Current	1,369,187	1,252,293
Past Due - 01 to 30 Days	275,836	293,288
Past Due - 31 to 60 Days	155,716	123,032
Past Due - 61 to 90 Days	50,460	67,989
Past Due - 91 to 120 Days	57,386	84,885
Past Due - Over 120 Days	230,878	211,491

19. LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Loans
Loans to Subsidiary	90,320	93,363	-	-
Loans	126,289	123,034	136,233	131,443
Financing
Debentures of Subsidiary	1,348,692	1,430,247		-
Total	1,565,301	1,646,644	136,233	131,443
Current		-	1,967	1,949
Noncurrent	1,565,301	1,646,644	134,266	129,494

The loans and financing account includes the amount of R$126,289 (R$123,034 on June 30, 2003), related to the assets transferred to Brasil Telecom Participações S.A. in the TELEBRÁS spin-off process, referring to liabilities of Telebrasília Celular S.A. and Telegoiás Celular S.A. through a repass of funds for financing their expansions. These amounts are subject to exchange variation plus interest between 11.55% p.a., and the semiannual Libor rate plus 1% and 1.5% per year. These loans are being challenged in the courts by the holding company of the aforementioned mobile cellular operators, and therefore are not being received. According to the opinion of the Company’s legal counselors, there are no expectations of loss in relation to these receivables.

The income related to the restatement of the charges on these loans receivable is being deferred for tax purposes, and the corresponding deferred income and social contribution taxes are recognized.

20. DEFERRED AND RECOVERABLE TAXES

Deferred income related to income and social contribution taxes

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Social Contribution Tax
Deferred Social Contribution Tax on:
Provision for contingencies	-	-	36,768	36,289
Allowance for doubtful accounts	-	-	13,336	13,556
Negative calculation base	-	-	476	9,134
Provision for employee profit sharing	82	38	2,871	1,562
Unrealized revenue	-	-	1,627	1,746
Goodwill on Bluetel acquisition (CVM Instr. 349/01)	23,743	28,492	23,743	28,492
Goodwill on CRT acquisition	-	-	36,919	41,179
Provision for pension plan actuarial insufficiency coverage	-	-	45,350	46,302
Other provisions	-	-	3,962	4,037
Subtotal	23,825	28,530	165,052	182,297
Income Tax
Deferred Income Tax on:
Provision for contingencies	-	-	102,134	100,803
Allowance for doubtful accounts	-	-	37,044	37,656
Tax loss carryforwards	-	-	1,324	17,158
Provision for employee profit sharing	167	106	6,704	3,840
Unrealized revenue	-	-	4,520	4,851
ICMS - 69/98 Agreement	-	-	36,245	33,447
Goodwill on Bluetel acquisition (CVM Instr. 349/01)	65,954	79,144	65,954	79,144
Goodwill on CRT acquisition	-	-	102,552	114,385
Provision for pension plan actuarial insufficiency coverage	-	-	125,973	128,617
Provision for COFINS/CPMF suspended collection	-	-	14,075	13,464
Other provisions	-	-	10,704	15,063
Subtotal	66,121	79,250	507,229	548,428
Total	89,946	107,780	672,281	730,725
Current	72,006	71,901	235,645	262,513
Noncurrent	17,940	35,879	436,636	468,212

The periods during, which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized, are shown below, which are derived from temporary differences between book income according on the accrual basis and taxable income. The realization periods are based on a technical study using forecast future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. This asset is maintained according to the requirements of CVM Instruction 371/02, being a technical study annually, when the closing of the fiscal year, submitted to approval of the Management, Board of Directors as well as the fiscal council.

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
2003	17,939	53,818	64,764	156,070
2004	72,007	53,962	220,312	197,130
2005	-	-	110,562	111,448
2006	-	-	36,480	37,977
2007	-	-	36,480	37,977
2008 - 2010	-	-	100,420	86,115
2011 - 2012	-	-	18,775	18,910
After 2012	-	-	84,488	85,098
Total	89,946	107,780	672,281	730,725

The recoverable amount foreseen after the year 2012 is a result of a provision to cover an actuarial insufficiency of FCRT, the liability for which is being settled financially by the Subsidiary Brasil Telecom S.A., according to the maximum period established by the Supplementary Pensions Department (SPC), which is 18 years and 3 months. Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the Subsidiary will be able to recover the amount by offsetting by the year 2007, if it decides to fully anticipate settlement of the debt.

Other Tax Carryforwards

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Income Tax	250,804	212,627	294,863	248,036
Social Contribution Tax	11,148	10,924	12,281	11,716
ICMS (state VAT)	34	34	327,836	333,286
Other	9	9	17,255	2,882
Total	261,995	223,594	652,235	595,920
Current	141,810	108,349	332,454	283,018
Noncurrent	120,185	115,245	319,781	312,902

21. JUDICIAL DEPOSITS

Balances of judicial deposits related with contingencies and contested taxes (suspended demand):

PARENT COMPANY	CONSOLIDATED
Nature of Related Liabilities	09/30/03	06/30/03	09/30/03	06/30/03
Labor	-	-	272,415	176,159
Civil	-	-	20,728	4,342
Tax
Challenged Taxes - ICMS 69/98 Agreement	-	-	144,183	132,803
Other	2	2	57,098	63,258
Total	2	2	494,424	376,562
Current	-	-	33,957	24,671
Noncurrent	2	2	460,467	351,891

22. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Receivables from Other Telecom Companies	-	-	95,462	52,473
Advances to Suppliers	-	-	32,037	22,036
Contractual Guarantees and Retentions	-	148	72,525	70,857
Advances to Employees	67	75	27,761	30,888
Receivables from Sale of Assets	-	-	6,714	7,664
Prepaid Expenses	8,474	8,062	67,470	133,817
Assets for Sale	-	-	2,374	2,354
Tax Incentives	-	-	18,315	14,473
Compulsory Deposits	-	-	1,750	1,750
Related Parties	11,568	-	-	-
Other	1,688	2,804	20,159	14,514
Total	21,797	11,089	344,567	350,826
Current	17,002	5,672	164,400	170,854
Noncurrent	4,795	5,417	180,167	179,972

23. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Investment Valued Using the Equity Method	4,668,993	4,601,605	-	-
Goodwill on Acquisition of Investments	4,070	4,539	121,394	128,482
Investments Valued Using the Acquisition Cost	6,895	6,895	183,452	184,483
Tax Incentives (Net of Allowance for Losses)	1,739	1,744	28,100	28,124
Other Investments	-	-	350	598
Total	4,681,697	4,614,783	333,296	341,687

Investments valued using the equity method: comprise the Company’s ownership interest in its subsidiaries Brasil Telecom S.A., Nova Tarrafa Inc. and Nova Tarrafa Participações Ltda., the principal data of which are as follows:

	BT S.A.	NTP (Ltda.)	NTI
Shareholders’ Equity	6,974,064	37,014	2,931
Capital	3,373,097	32,625	2,931
Book Value per Share/Sharequota (R$)	0.013	1.13	2,922.23
Net income/(Loss) in the Quarter	285,903	(8)	-
Number of Shares/Sharequotas Held by Company
Common Shares	241,646,691,695	-	1,003
Preferred Shares	114,787,167,580	-	-
Sharequotas	-	32,624,928	-
Ownership % in Subsidiary’s Capital
In Total Capital	65.38%	99.99%	100%
In Voting Capital	96.81%	99.99%	100%
Equity Pickup Gain/(LOSS) until the Quarter
From Operations	191,231	(8)	1,126
Nonoperational	812	-	-
Dividends/Interest on Capital Receivable (Provision until the quarter)	138,062	-	-

Investments valued using the cost: ownership interest obtained by converting into shares or capital quotas the tax incentive investments in regional FINOR/FINAM funds, or those investments based on the Law of Incentive to Information Technology Companies, or the Audiovisual Law. Most are shares of other telecommunication companies located in the regions covered by such regional incentives.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the investment of allowable portions of income tax due.

Other investments: are related to collected cultural assets.

24. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
	09/30/03				06/30/03
NATURE OF PROPERTY, PLANT AND EQUIPMENT	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
Buildings	4%	3	(3)	-	-
Assets for General Use	5% - 20%	52,847	(49,824)	3,023	3,708
Other Assets	10% - 20%	3,842	(3,812)	30	30
Total		56,692	(53,639)	3,053	3,738

CONSOLIDATED
	09/30/03				06/30/03
NATURE OF PROPERTY, PLANT AND EQUIPMENT	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
Construction in Progress	-	553,411	-	553,441	639,836
Public Switching Equipment	20%	5,612,222	(4,585,394)	1,026,828	1,128,189
Equipments and Transmission Means	5% - 20%	11,560,812	(7,316,289)	4,244,523	4,237,469
Terminators	20%	468,797	(383,531)	85,266	93,349
Data Communication Equipment	20%	937,923	(311,348)	626,575	580,295
Buildings	4%	920,576	(482,520)	438,056	440,570
Infrastructure	4% - 20%	3,376,479	(1,574,936)	1,801,543	1,806,576
Assets for General Use	5% - 20%	697,784	(443,660)	254,124	248,744
Land	-	84,231	-	84,231	84,696
Other Assts	5% - 20%	683,168	(219,872)	463,296	454,253
Total		24,895,403	(15,317,550)	9,577,853	9,713,977

Rent Expenses

The Company and the subsidiary Brasil Telecom S.A. rent properties, posts, access through third-party land areas (roads), equipment and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses related to such contracts amount to R$24 (R$11 in 2002) for the Company and R$138,380 (R$120,718 in 2002) for the consolidated.

Leasing

The Company and the subsidiary Brasil Telecom S.A. have lease contracts for information technology equipment. This type of leasing is also used for aircraft to be used in consortium with other companies, where the participation is 15.6% for the Company and 54.4% for the subsidiary. Leasing expenses recorded in the quarter amounted to R$1,300 (R$979 in 2002) for the Company and R$32,870 (R$35,399 in 2002) for the consolidated.

Insurance

An insurance policy program is maintained for covering reversible assets and loss of profits as established in the Concession Contract with the government. Insurance expenses in the quarter were R$718 (R$85 in 2002) for the Company and R$7,768 (R$5,694 in 2002) for the consolidated.

The assets, responsibilities and interests covered by insurance are the following:

Type	Cover	Amount insured
		09/30/03	06/30/03
Operating risks	Buildings, machinery and equipment, installations, call centers, towers, infrastructure and information technology equipment	9,864,200	9,788,163
Loss of profit	Fixed expenses and net income	6,701,829	7,026,154
Performance bonds	Compliance with contractual obligations	165,490	114,281

Insurance policies are also in force for third party liability and officers' liability, the amount insured being the equivalent of US$10,000,000,00 (ten million US dollars).

There is no contractual civil liability insurance to cover clients in the case of claims or judicial suits, or optional third party liability for third party claims involving Company vehicles.

25. DEFERRED CHARGES

PARENT COMPANY
	09/30/03			06/30/03
	Cost	Accumulated Amortization	Net book Value	Net book Value
Installation and Reorganization Costs	-	-	-	5,806
Data Processing Systems	147	22	125	-
Total	147	22	125	5,806

CONSOLIDATED
	09/30/03			06/30/03
	Cost	Accumulated Amortization	Net book Value	Net book Value
Goodwill on CRT Merger	620,073	(351,375)	268,698	299,702
Installation and Reorganization Costs	101,471	(10,031)	91,440	86,968
Data Processing Systems	323,235	(64,481)	258,754	256,038
Other	14,039	(5,329)	8,710	8,994
Total	1,058,818	(431,216)	627,602	651,702

The goodwill arose from the merger of CRT into the subsidiary Brasil Telecom S.A and the amortization is being carried out over five years, based on the expected future profitability of the acquired investment.

26. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Salaries and compensation	54	55	322	671
Payroll charges	422	240	74,957	64,414
Benefits	24	11	4,470	2,779
Other	-	8	6,534	8,764
Total	500	314	86,283	76,628
Current	500	314	76,612	63,311
Noncurrent	-	-	9,671	13,317

The amounts allocated to long-term refer to the social contributions on FGTS, introduced by Complementary Law 110/01, the demand of which is currently suspended as result of obtaining an injunction. However, the additional contributions payable on the payroll and severance payments have been provisioned until a final ruling is made.

27. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Trade Accounts Payable	716	362	899,640	822,089
Third-Party Consignments	137	133	44,917	39,216
Total	853	495	944,557	861,305
Current	853	495	939,618	856,289
Noncurrent	-	-	4,939	5,016

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

28. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
ICMS (State Vat)	43	43	833,654	729,814
Taxes on Operating Revenues (COFINS/PIS)	4,239	4,786	103,186	83,265
Other	4	4	17,110	14,839
Total	4,286	4,833	953,950	827,918
Current	4,286	4,833	450,729	388,534
Noncurrent	-	-	503,221	439,384

The long-term portion refers to ICMS (State VAT) on the 69/98 Agreement, which is being challenged in court, and is being deposited in escrow. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

29. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Social Contribution Tax
Law 8,200/91 - Special Monetary Restatement	-	-	4,020	4,161
Unearned Financial Income	10,572	10,276	10,572	10,276
Other Deferred Amounts	8,354	6,349	14,414	6,808
Subtotal	18,926	16,625	29,006	21,245
Income Tax
Law 8,200/91 - Special Monetary Restatement	-	-	11,167	11,558
Unearned Financial Income	29,365	28,544	29,365	28,544
Suspended Liabilities	-	-	16,015	15,271
Other Deferred Amounts	23,290	17,725	55,368	19,127
Subtotal	52,655	46,269	111,915	74,500
Total	71,581	62,894	140,921	95,745
Current	31,644	24,074	68,270	29,663
Noncurrent	39,937	38,820	72,651	66,082

30. DIVIDENDS, INTEREST ON CAPITAL AND EMPLOYEE PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Majority Shareholders	20,930	21,284	20,930	21,284
Minority Shareholders	105,323	106,223	214,917	217,008
Total of Shareholders	126,253	127,507	235,847	238,292
Employee Profit Sharing	912	423	36,383	21,620
Total	127,165	127,930	272,230	259,912

31. LOANS AND FINANCING (INCLUDING DEBENTURES)

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	03/31/03
Financing	545,894	545,953	3,577,568	3,643,577
Accrued Interest	83,053	89,230	410,481	325,229
Total	628,947	635,183	3,988,049	3,968,806
Current	194,281	25,497	1,420,150	1,125,259
Noncurrent	434,666	609,686	2,567,899	2,843,547

Financing

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
BNDES	-	-	2,074,275	2,154,119
Debentures	628,354	634,531	1,613,446	1,562,524
Financial Institutions	-	-	294,929	246,889
Suppliers	593	652	5,399	5,274
Total	628,947	635,183	3,988,049	3,968,806

Financing denominated in local currency: bear fixed interest rate of 14% p.a., and variable interest based on TJLP (Long-term interest rates) plus 3.85% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 3.85% p.a. to 6.5% p.a., 109% of CDI, General Market Price Index (IGP-M) plus 12% p.a., resulting in an average rate of 18.7% p.a..

Financing denominated in foreign currency: bear fixed interest rates of 1.75% and variable interest rates of LIBOR plus 0.5% to 4.0% p.a., resulting in an average rate of 2.79% p.a.. The LIBOR rate on September 30, 2003 for semiannual payments was 1.18% p.a..

Debentures

Company: In 2000, the Company issued debentures convertible into preferred shares and the purpose of the funds was financing part of the investment program of subsidiary Brasil Telecom S.A. The restated balance of the debentures, amounting to R$628,354, will be amortized in three installments, maturing in years 2004, 2005 and 2006. The debentures yield TJLP plus 4% p.a., payable semiannually. The portion of the interest attributed to TJLP variation exceeding 6% p.a., will be capitalized to the debentures balance.

Subsidiary Brasil Telecom S.A.: (i) First public issue - 50.000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$500,000 and issued on May 1, 2002. The maturity period is two years, coming to due on May 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on November 1 and May 1, as from the date of initial distribution to the maturity of the debentures; and (ii) Second Public Issue - 40,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$400,000, issued on December 1, 2002. The maturity period is two years, coming to due on December 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on June 1 and December 1, as from the date of initial distribution to the maturity of the debentures.

Repayment Schedule

The long-term portion is scheduled to be paid as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
2004	79	182,838	539,194	848,866
2005	188,663	182,923	723,641	707,285
2006	245,845	243,841	762,085	752,445
2007	79	84	503,680	496,507
2008	-	-	13,505	13,225
2009	-	-	12,657	12,385
2010 and after	-	-	13,137	12,834
Total	434,666	609,686	2,567,899	2,843,547

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
Restated by	09/30/03	06/30/03	09/30/03	06/30/03
TJLP (Long-term interest rate)	628,354	634,531	2,477,591	2,559,215
UMBNDES (BNDES Basket of Currencies)	-	-	225,037	229,435
Hedge in UMBNDES	-	-	46,335	50,184
CDI	-	-	1,045,135	927,992
US Dollars	593	652	152,078	208,195
Hedge in Dollars	-	-	(821)	-
IGPM	-	-	2,254	23,530
Other	-	-	20,440	20,439
Total	628,947	635,183	3,988,049	3,968,806

Guarantees

The financing contracted by the Subsidiary is guaranteed by collateral of credit rights derived from the provision of telephone services and the Company’s guarantee.

The Subsidiary has hedge contracts on 51.8% of its dollar-denominated loans and financing with third parties and 78.7% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debt restatement factors. The gains and losses on these contracts are recognized on the accrual basis.

32. LICENSES TO EXPLOIT SERVICES

Brasil Telecom Celular S.A., a wholly owned-subsidiary of the parent Company Brasil Telecom S.A., signed three Mobile Personal Service Licenses with ANATEL in December 2002. These licenses, which guarantee the operation of SMP over the next 15 years in the same operating area where the Company has the fixed telephone concession, amounting R$191,495, of which 10% was paid up on signing the contract. The balance of R$172,345 corresponding to the remaining 90%, was fully recognized in the liabilities of BrT Celular and is payable in six equal and successive annual installments coming due to between 2005 and 2010. The variation of the IGP-DI plus 1% per month is payable on the outstanding balance. On the balance sheet date the restated liability was R$202,603 (R$197,244 on June 30, 2003).

33. PROVISIONS FOR PENSION PLANS

The subsidiary Brasil Telecom S.A. recognized a provision for the actuarial deficit of FCRT Foundation in accordance with CVM Resolution 371/00 as shown in Note 6.

CONSOLIDATED
CONSOLIDATED
	09/30/03	06/30/03
Provision for Pension Plans	503,891	514,467
Total	503,891	514,467
Current	39,953	64,090
Noncurrent	463,938	450,377

34. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Self-Financing Funds	-	-	26,111	28,564
Self-Financing Installment Reimbursement - PCT	-	-	9,168	10,603
Liabilities with other Telecom Companies	-	-	10,458	8,762
Liabilities for Acquisition of Tax Credits	-	-	20,897	20,898
Bank Transfer and Duplicate Receipts in Process	-	-	9,176	10,119
CPMF - Suspended Collection	-	-	22,401	21,765
Social Security Contribution - Installment Payment	-	-	4,229	4,229
Liabilities for Acquisition of Investment and Fixed Assets	-	-	59,377	170,741
Prepayments	-	-	836	754
Other Taxes Payable	-	-	104	130
Other	1,740	1,153	6,799	4,873
Total	1,740	1,153	169,556	281,438
Current	1,740	1,153	85,263	199,383
Noncurrent	-	-	84,293	82,055

Self-financing funds

Refers to financial participation credits for acquisition of right to use the switched fixed telephone service, still under the now extinguished self-financing plan, paid by prospective subscribers of paying cash for the return of such credits. Since the shareholders of the subsidiary Brasil Telecom S.A., Rio Grande do Sul branch, fully subscribed the capital increase made to reimburse in shares the financial participation credits, there were no surplus shares available for subscribers. Part of these subscribers do not accept the Company’s Public Offer to return these credits in cash, as established by article 171, paragraph 2, of Law 6,404/76, and they are awaiting the decision of the lawsuit in progress, filed by the Office of the Solicitor General (Ministério Público) and others who want the reimbursement to be made through shares.

Self-financing Installment Reimbursement - PCT

Refers to the payment, either in cash or as offset installments in invoices for services, to prospective subscribers of the Community Telephony Plan - PCT, to compensate the original obligation of repayment in shares. In these cases settlements were agreed or there are judicial rulings.

35. FUNDS FOR CAPITALIZATION

Self-financing funds

The expansion plans (self-financing) were the means by which the telecommunications companies financed network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing consolidated amount of R$7,975 (R$8,159 in June 30, 2003) is derived from plans sold prior to the issue of the administrative rule, the corresponding assets to which are already incorporated in fixed assets through the Community Telephone Plant - PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

36. RECONCILIATION BETWEEN PARENT COMPANY AND CONSOLIDATED NET INCOME AND SHAREHOLDERS’ EQUITY

NET INCOME	SHAREHOLDERS’ EQUITY
	09/30/03	06/30/03	09/30/03	06/30/03
Parent Company	286,685	168,394	6,393,114	6,281,760
Records in Subsidiary’s Shareholders’ Equity:
Donation and other	(2,523)	-	-	-
Interest capitalized in Subsidiary	2,620	1,747	(11,933)	(12,806)
Consolidated	286,782	170,141	6,381,181	6,268,954

37. COMMITMENTS

Acquisition of Stock Interest in MTH do Brasil Ltda., parent company of MetroRED Brasil

On February 17, 2003, the subsidiary Brasil Telecom S.A. signed two contracts with MetroRED Telecommunications Group Ltd., which were (i) a Contract for the Purchase and Sale of Quotas, to acquire 19.9% of the capital of MTH do Brasil Ltda. (MTH), a company holding 99.99% of the capital of MetroRED Telecomunicações Ltda. (MetroRED Brasil); and (ii) an Option Contract, to acquire 80.1% of the capital of MTH. This option may only be exercised after certification by the National Telecommunications Agency - ANATEL, of full compliance with the universal service and expansion targets stipulated in the Concession Contract for December 31, 2003.

The amounts attributed to each contract are equivalent to US$16,999,900.00 (sixteen million nine hundred ninety-nine thousand nine hundred U.S. dollars) and US$100.00 (one hundred U.S. dollars), respectively, which were paid on February 18, 2003, both corresponding in local currency to the amount of R$61,463.

In the future, in a second and last stage, when the option is exercised the purchase 80.1% of the quotas representing the capital of MTH, the Subsidiary will have paid an amount equivalent to US$51,000,000.00 (fifty-one million U.S. dollars), concluding the process of acquiring the entire capital of the Company.

MetroRED Brasil is a provider of private telecommunications network services through fiber-optic digital networks, and has 331 km of local networks in São Paulo, Rio de Janeiro and Belo Horizonte together with 1,486 km of long distance network connecting these three largest metropolitan commercial centers. It also owns an Internet Solutions Center with an area of 3,500 m2 in São Paulo, which offers co-location, hosting, and added-value services.

The acquisition of 19.9% of MTH does not include the control of MetroRED, neither does it signify the direct or indirect provision by the Subsidiary of other telecommunications services in addition to those currently provided in Region II of the General Concessions Plan.

Renovation of the Concession Agreements of STFC

The Company presented to ANATEL its declaration of express, unequivocal interest in the renewal of the periods of the concessions of STFC of which it is the titleholder, for a further contractual period of 20 (twenty) years, as from January 1, 2006, and is awaiting the signing of the legal documents concerning the contractual terms for renewal.

Authorization for raising finance

In a meeting of the Board of Directors of the Company, held on August 5, 2003, among other deliberations, a proposal was approved for the opening of fixed credit under market conditions up to the amount needed to guarantee financing of up to R$1,776 billion, to be contracted by Brasil Telecom S.A. and/or companies in which the Company has direct or indirect interests, for the execution of the Business Plan.

The aforementioned decisions were published in press releases by the Company and Brasil Telecom S.A. on August 6, 2003.

38. SUBSEQUENT EVENT

The company disclosed by means of a public notice on October 31, 2003, the public offer of exchange of outstanding common shares issued by the subsidiary Brasil Telecom S.A., for preferred shares issued and held by the Subsidiary. The Company is prepared to acquire the total quantity of the cited outstanding common shares, in the quantity of 7,394,433,765 (seven billion, three hundred and ninety-four million, four hundred and thirty-three thousand, seven hundred and sixty-five) shares , representing 1.35% of the total capital and 2.96% of the voting capital of the Subsidiary. The exchange ratio is 1 (one) common share issued by the Subsidiary for 1 (one) preferred share issued by the Subsidiary and held by the Company. The offer of exchange may occur up to the 30th (thirtieth) day after the date of publication of the public notice. The full text of the Public Notice of the Public Offer of Exchange of Common Shares for Preferred Shares Issued by Brasil Telecom S.A., made by Brasil Telecom Participações S.A. can be accessed at the following internet address www.brasiltelecom.com.br.

-.-.-.-.-.-.-.-.-.-.-.-.-.-

05.01 - COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Company Performance in the Quarter

06.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2003	4 - 06/30/2003
1	Total Assets	16,471,887	16,151,214
1.01	Current Assets	4,375,366	3,973,229
1.01.01	Cash and Cash Equivalents	1,604,195	1,337,538
1.01.02	Credits	1,991,266	1,882,323
1.01.02.01	Accounts Receivable from Services	1,991,266	1,882,323
1.01.03	Inventories	11,053	9,934
1.01.04	Other	768,852	743,434
1.01.04.01	Loans and Financing	1,967	1,949
1.01.04.02	Deferred and Recoverable Taxes	568,099	545,531
1.01.04.03	Judicial Deposits	33,957	24,671
1.01.04.04	Dividends Receivable	429	429
1.01.04.05	Other Assets	164,400	170,854
1.02	Noncurrent Assets	1,557,770	1,470,619
1.02.01	Other Credits	0	0
1.02.02	Intercompany Receivables	6,671	6,315
1.02.02.01	From Associated Companies	6,671	6,315
1.02.02.02	From Subsidiaries	0	0
1.02.02.03	From Other Related Parties	0	0
1.02.03	Other	1,551,099	1,464,304
1.02.03.01	Loans and Financing	134,266	129,494
1.02.03.02	Deferred and Recoverable Taxes	756,417	781,114
1.02.03.03	Judicial Deposits	460,467	351,891
1.02.03.04	Inventories	19,782	21,833
1.02.03.05	Other Assets	180,167	179,972
1.03	Permanent Assets	10,538,751	10,707,366
1.03.01	Investments	333,296	341,687
1.03.01.01	Associated Companies	97,485	97,481
1.03.01.02	Subsidiaries	0	0
1.03.01.03	Other Investments	235,811	244,206
1.03.02	Property, Plant and Equipment	9,577,853	9,713,977
1.03.03	Deferred Charges	627,602	651,702

06.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2003	4 - 06/30/2003
2	Total Liabilities	16,471,887	16,151,214
2.01	Current Liabilities	3,373,717	3,007,371
2.01.01	Loans and Financing	640,898	571,916
2.01.02	Debentures	779,252	553,343
2.01.03	Suppliers	894,701	817,073
2.01.04	Taxes, Duties and Contributions	518,999	418,197
2.01.04.01	Indirect Taxes	450,729	388,534
2.01.04.02	Taxes on Income	68,270	29,663
2.01.05	Dividends Payable	235,847	238,292
2.01.06	Provisions	60,845	85,020
2.01.06.01	Provision for Contingencies	20,892	20,930
2.01.06.02	Provision for Pension Plan	39,953	64,090
2.01.07	Related Party Debts	0	0
2.01.08	Other	243,175	323,530
2.01.08.01	Payroll and Social Charges	76,612	63,311
2.01.08.02	Consignments in Favor of Third Parties	44,917	39,216
2.01.08.03	Employee Profit Sharing	36,383	21,620
2.01.08.04	Other Liabilities	85,263	199,383
2.02	Long-Term Liabilities	4,307,297	4,487,534
2.02.01	Loans and Financing	1,733,705	1,834,366
2.02.02	Debentures	834,194	1,009,181
2.02.03	Provisions	854,045	832,730
2.02.03.01	Provision for Contingencies	390,107	382,353
2.02.03.02	Provision for Pension Plan	463,938	450,377
2.02.04	Related Party Debts	0	0
2.02.05	Other	885,353	811,257
2.02.05.01	Payroll and Social Charges	9,671	13,317
2.02.05.02	Suppliers	4,939	5,016
2.02.05.03	Indirect Taxes	503,221	439,384
2.02.05.04	Taxes on Income	72,651	66,082
2.02.05.05	License for Operating Telecoms Services	202,603	197,244
2.02.05.06	Other Liabilities	84,293	82,055
2.02.05.07	Fund for Capitalization	7,975	8,159
2.03	Deferred Income	64,661	62,427
2.04	Minority Interests	2,345,031	2,324,928
2.05	Shareholders’ Equity	6,381,181	6,268,954
2.05.01	Capital	2,544,432	2,544,432
2.05.02	Capital Reserves	361,018	361,018
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Company Assets	0	0
2.05.03.02	Subsidiaries/Associated Companies	0	0
2.05.04	Profit Reserves	978,085	978,085
2.05.04.01	Legal	187,865	187,865
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Realizable Profits Reserves	790,220	790,220
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special Reserve for Undistributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Retained Earnings	2,497,646	2,385,419

07.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - DESCRIPTION	3 - AMOUNT FOR CURRENT QUARTER 07/01/2003 TO 09/30/2003	4 - AMOUNT ACCUMULATED FOR CURRENT QUARTER 01/01/2003 TO 09/30/2003	5 - AMOUNT ACCUMULATED FOR EQUIVALENT QUARTER OF PRIOR YEAR 07/01/2002 TO 09/30/2002	6 - AMOUNT ACCUMULATED FOR EQUIVALENT PERIOD OF PRIOR YEAR 01/01/2002 TO 09/30/2002
3.01	Gross Revenue from Sales and Services	2,877,142	8,177,586	2,540,949	7,220,338
3.02	Deductions From Gross Revenue	(823,709)	(2,335,582)	(719,992)	(2,022,900)
3.03	Net Revenue from Sales and Services	2,053,433	5,842,004	1,820,957	5,197,438
3.04	Cost of Sales	(1,219,251)	(3,601,460)	(1,135,993)	(3,291,036)
3.05	Gross Profit	834,182	2,240,544	684,964	1,906,402
3.06	Operating Expenses	(533,380)	(1,765,224)	(448,263)	(1,395,321)
3.06.01	Selling Expenses	(200,108)	(559,024)	(200,172)	(565,555)
3.06.02	General and Administrative Expenses	(205,968)	(569,894)	(152,753)	(485,280)
3.06.03	Financial	(129,280)	(677,954)	(113,693)	(420,760)
3.06.03.01	Financial Income	83,679	289,163	123,694	262,011
3.06.03.02	Financial Expenses	(212,959)	(967,117)	(237,387)	(682,771)
3.06.04	Other Operating Income	48,932	183,117	57,937	193,619
3.06.05	Other Operating Expenses	(46,956)	(141,469)	(39,582)	(117,345)
3.06.06	Equity Gain (Loss)	0	0	0	0
3.07	Operating Income (Loss)	300,802	475,320	236,701	511,081
3.08	Nonoperating Income (Expenses)	(30,482)	(107,893)	(33,358)	(109,983)
3.08.01	Revenues	11,163	38,526	11,577	30,810
3.08.02	Expenses	(41,645)	(146,419)	(44,935)	(140,793)
3.09	Income (Loss) Before Taxes and Minority Interests	270,320	367,427	203,343	401,098
3.10	Provision for Income and Social Contribuition Taxes	(105,798)	(153,346)	(77,899)	(165,595)
3.11	Deferred Income Tax	0	0	0	0
3.12	Interests/Statutory Contributions	(14,473)	(35,865)	(8,936)	(29,317)
3.12.01	Interests	(14,473)	(35,865)	(8,936)	(29,317)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholder’s Equity	0	205,775	39,349	196,522
3.14	Minority Interests	(33,408)	(97,209)	(35,793)	(88,850)
3.15	Income/Loss for the Period	116,641	286,782	120,064	313,858
	Number of Shares Outstanding (Thousand)	355,221,076	355,221,076	352,219,027	352,219,027
	Earnings per Share (Reais)	0.00033	0.00081	0.00034	0.00089
	Loss per Share (Reais)

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER -

PERFORMANCE REPORT – 3rd QUARTER 2003

The performance report presents the consolidated figures of Brasil Telecom Participações S.A.
and its subsidiaries, as mentioned in Note 1 in these quarterly information.

Operating performance

Plant

OPERATING DATA	3Q03	2Q03	3Q03/2Q03 (%)

Lines Installed (Thousand)	10,678	10,656	0.2
Additional Lines Installed (Thousand)	22	48	(55.0)

Lines In Service – LES (Thousand)	9,809	9,741	0.7
- Residential	7,168	7,107	0.9
- Non-Residential	1,567	1,565	0.1
- Public Telephones – TUP (Thousand)	297	297	-
- Prepaid	232	218	6.3
- Other (Including PBX)	544	554	(1.7)
Additional Lines In Service (Thousand)	68	146	(53.3)

Average Lines In Service – LIS (Thousand)	9,775	9,668	1.1

LIS/100 Inhabitants	23.5	23.5	(0.1)
TUP/1,000 Inhabitants	7.1	7.2	(0.8)
TUP/100 Lines Installed	2.78	2.79	(0.3)

Utilization Rate (In Service/Installed)	91.9%	91.4%	0.5p.p.

Digitalization Rate	99.0%	99.0%	0.0p.p.

ADSL Lines in Service (Thousand)	239.4	194.8	22.9

Lines Installed	Due to the installation of 22 thousand lines throughout 3Q03, the installed plant of Brasil Telecom totaled 10.7 million terminals.

Lines in Service	The plant in service reached 9.8 million lines, as a result of the net addition of 68 thousand lines. Of the net addition during the period, 89.7% represented lines activated by residential clients.

Utilization rate	The utilization rate reached 91.9% in 3Q03, against 91.4% in 2Q03, as a result of a 0.2% growth in the installed plant combined with the increase of 0.7% in the plant in service.

ADSL	The plant of ADSL in service achieved 239.4 thousand accesses in 3Q03, meaning a growth of 120.9% compared to 3Q02.

The addition of 44.6 thousand ADSL accesses in the period is due to a combination of the following strategies:

The implementation of an analysis which enabled a more accurate identification of prospective clients, allowing the direct communication and marketing campaign to become more effective.
The retention cell work presenting the ADSL advantages and the Turbo Lite offering to clients who alleged a low Internet usage rate allowed a reduction of the disconnections number.
Tools were implemented to allow call center attendants to solve problems online during the operation of the service, increasing customer satisfaction.

  The use of resources, such as, automatic detection of client navigation, assured the exact moment of the service rendering, allowing a reduction between the moment of sale and the invoice of the service, since Brasil Telecom uses the process of ADSL self-installation.

Besides these actions, Brasil Telecom developed, during the quarter, a process to encourage clients to migrate to higher-speed plans, aiming at the increase of the average revenue per user, currently at R$86.

Targets

Quality Targets

In September of 2003, Brasil Telecom met with the quality indicators established by Anatel for the switched-fixed telephone service in the local and long-distance mode, except the maintenance request rate of non-residential users within eight hours in the Rondônia Branch, where an interruption occurred due to an atmospheric discharge at the Dom Pedro II Center in Porto Velho.

Universalization Targets

In continuation to the inspection process, Anatel concluded the field work, in which 940 localities at all the Brasil Telecom branches were evaluated. The Company awaits the official outcome from the regulatory body regarding the 2003 target accomplishment.

Traffic

OPERATING DATA	3T03	2T03	3T03/2T03 (%)

Exceeding Local Pulses (Million)	3,099	2,959	4.7

Domestic Long Distance Minutes (Million)	1,709	1,744	(2.0)

Fixed-Mobile Minutes (Million)	979	1,058	(7.5)

Exceeding Pulses/ Average LIS/Month	105.7	102.0	3.6
DLD Minutes/Average LIS/Month	58.3	60.1	(3.1)
Fixed-Mobile Minutes/Average LIS/Month	33.4	36.5	(8.5)

Exceeding Local Pulses	Brasil Telecom sold 3.1 billion pulses in the 3Q03, a growth of 4.7% in relation to 2Q03.

DLD Traffic	In 3Q03, Domestic Long-Distance reached 1.7 billion minutes, a reduction of 2.0% in relation to 2Q03, due to the economic slowdown.

DLD Market Share	Brasil Telecom’ DLD market share in the intra-sector segment, reached 89.9% in 3Q03, while in the intra-region segment, Brasil Telecom reached 75.6%.

Inter-Network Traffic

The inter-network traffic totaled 1.0 billion minutes in 3Q03, representing a 7.5% reduction in relation to the traffic registered in the previous quarter. Of the total fixed-mobile traffic, 90.5% refers to VC-1 calls, 8.0% to VC-2 and 1.5% to VC-3 calls.

The following factors were noticed during the period and they justify this outcome.

The discussions regarding tariff readjustment hindered service consumption.

In July, with the implementation of the Carrier Selection Code - CSC in calls originating from cell phones, Brasil Telecom, which had agreements with most of the mobile carriers in Region II to transport their long distance calls, noticed a decrease in traffic, given that besides the fixed carriers, it began to compete with mobile carriers.

Currently, due to advertising campaigns, Brasil Telecom has consistently expanded its share in long distance calls originating from cell phones. An example of this is the 49.3% share in CSC 14 for calls originating from cell phones in September.

In addition, the decrease in local inter-network traffic can be attributed to the increase in competition in the mobile telephony sector, which can be confirmed by the increase in the offers related to mobile service packages.

Tariffs

Tariff Adjustment

The Federal Public Ministry filed a Suit in the city of Fortaleza (Ceará state) against the tariff adjustment granted by Anatel, in accordance with the terms predicted in the Concession Contract, specifically in relation to the IGP-DI variation.

A tariff adjustment package, based on IPCA, was temporarily approved by the Federal Judge of the Second Court of Fortaleza. Subsequently, the Court of Appeals decided that the Second Federal Court of Brasília should be the court in charge of reviewing the case. The proceeding was transferred from Fortaleza to Brasilia and the Federal Judge of Brasilia changed the existing decision by applying the IPCA variation on the adjustment formula of the Concession Contracts.

The merit of the case has not yet been decided since all the decisions are based on preliminary orders.

The average percentage of tariff adjustment applied as of June 29, 2003, in light of the legal decisions, was: 16.0% in the local basket and 14.3% in the long-distance basket.

SUBSIDIARIES

IBest

Due to an increase in competition in the telecommunication sector, Brasil Telecom has been adopting strategies to “protect” its customer base through the integrated offer of voice, data and Internet services.

iBest has, at the moment, an estimated stake in the dial up internet access market of approximately 20%, the largest provider of Region II in terms of minute counts. In Region II, it holds 45% of the free access providers market and 27% of the total.

iBest has an important role in the dissemination of Internet in Brazil since it is a free access provider and is, at the same time, struggling against the so-called “traffic escape”, by reducing substantially, the interconnection expenses of Brasil Telecom.

Furthermore, iBest enables leverage in other data services, such as, the migration to Broadband Internet access, working as a gateway and inducing band consumption.

Submarine Cables Subsidiaries (“GlobeNet”)

Globenet represented the acquisition of a strategic asset for a fraction of the amount invested and the opportunity for Brasil Telecom to position itself in an important international data and voice traffic route.

To Brasil Telecom, Globenet enables the following advantages:
Capacity to carry international IP traffic;
Reduction of interconnection costs;
Capacity to offer an integrated package of services to the national and international corporate clients; and
Opportunity to capture the value generated by the data traffic growth (Internet and corporate) between Brazil and the United States.

In addition, Brasil Telecom can offer international long distance services without having to rely on third parties links. And, also considering the growth of IP traffic to the United States, Brasil Telecom will be able to channel this traffic to Globenet, which generates significant cost reductions.

Brasil Telecom Celular has already achieved a suitable coverage in all Capital Cities of Region II.

Brasil Telecom Celular

Brasil Telecom Celular has taken some important steps throughout the quarter towards defining the main platforms which will be used by the mobile service, such as the prepaid platforms, voice mail, short messages (SMS), multimedia messages (MMS) and other data service platforms (OTA, Middleware, fraud prevention).

Brasil Telecom Celular successfully concluded the detailing process of its strategy and outlined the fundaments of its offers and promotions in order to attract and maintain clients. Through this strategy, innovative offers related to synergy between fixed and mobile operations were developed.

As soon as Anatel certifies the anticipation of the Brasil Telecom targets, the PCS division will be ready to startup its commercial operations.

Financial performance

Revenues

Local Service

The revenue from local service reached R$1,180.8 million in 3Q03, an increase of 14.4% in relation to 2Q03, due to the 1.1% increase in the average plant in service allied to the tariff readjustment at the end of June.

Activation fee revenue totaled R$12.9 million in 3Q03, 64.4% higher than the registered in 2Q03. This performance reflects the average tariff readjustment in the period, allied to the higher lines activated in comparison to the previous quarter.

The revenue from basic subscription reached R$749.5 million in the quarter, a 12.5% boost in comparison to the R$666.5 million of 2Q03. This variation is explained by the 1.1% increase in the average lines in service combined with the average tariff readjustment in the basic residential subscription rate. In addition, Brasil Telecom has kept its strategy to offer alternative plans with discounts in the basic subscription to clients that requested line cancellations during the period and not to disconnect delinquent clients at switch centers with idle capacity, aiming at the increase of local traffic.

The revenue from measured service totaled R$388.5 million in 3Q03, a 17.3% increase in relation to 2Q03, basically due to the average tariff readjustment and the 4.7% increase in local traffic. This traffic increase was partially influenced by the introduction of voice chats, the service responsible for the generation of approximately 19 million minutes/month.

Public Telephony

Public telephony revenue reached R$92.3 million in 3Q03, a 10.5% drop in relation to the registered in the previous quarter. This drop reflects the reduction of 18.8% in credits sold during the quarter (1.4 billion) combined with the average tariff readjustment.

The drop in credits sold is explained by retailers’ accumulated card inventories in June, anticipating the tariff readjustment.

Domestic Long Distance

The 9.6% increase in domestic long distance revenue in 3Q03 in relation to 2Q03 is explained by the 2.0% drop in traffic given the economic slowdown, allied to the average tariff readjustment of the domestic long distance basket.

Inter-Network

Inter-network call revenue reached R$643.9 million in 3Q03, a 5.2% drop in relation to 2Q03, explained basically by a 7.5% shrink in traffic. The reduction in the number of sectors established by Anatel caused a migration from VC-2 traffic to VC-1 traffic, where the tariff is lower since it is a local call. The CSC 14 cellular operation contributed with revenues of R$42 million in 3Q03.

Interconnection

The Interconnection revenue in 3Q03 registered an increase of 5.6% in comparison to 2Q03, which reflects, mainly, the average tariff readjustment allied to a 0.4 p.p. decrease in the DLD intra-sector market share.

Data Communication	In the 3Q03, data communication revenue continued its growth path, reaching R$191.1 million, 5.5% above the amount registered in 2Q03.

The following movements were observed in the period:

Growth of 22% in the number of ADSL accesses in service;
Growth of 11% in the number of billed dedicated IP accesses; and
Growth of 5% in the number of billed Frame-Relay accesses.

Supplementary and Value-Added Services	Revenue from supplementary and value-added services increased by 17.2% in 3Q03, totaling R$95.8 million.

The total intelligent services activated at the end of September 2003 reached a landmark of 5.4 million, against 5.0 million in June of 2003, which represents an increase of 7.6% in the period. Of the total amount of residential and non-residential lines in service in 3Q02, 32.6% of the lines were equipped with at least one activated intelligent service, against 30.9% in the previous quarter.

Other Revenues	In 3Q03, Other Revenues reached R$26.6 million, a 93.1% growth in relation to 2Q03, mainly due to iBest and GlobeNet consolidation.

Gross Revenue Deductions	Gross revenue deductions reached R$823.7 million in 3Q03, representing 28.6% of gross revenue in the quarter, against 28.8% in 2Q03.

Net Revenue/Average LIS/month	Net operating revenue/Average LIS/month in the 3Q03 was R$69.9, against R$65.9 in the 2Q03, an increase of 6.1%.

Costs and expenses

Operating Costs and Expenses	Costs and Operating expenses totaled R$1,623.4 million in the 3Q03, against R$1.539,6 million in the previous quarter.

Net reduction of 39 employees in the quarter

At the end of 3Q03, 5,272 employees were working for the group , against 5,311 in the previous quarter. This drop is a result of the 117 admissions and 246 dismissals which occurred during the period. In addition, 90 iBest employees were added to the group’s headcount.

Personnel	Personnel costs and expenses reached R$97.2 million, stable in relation to 2Q03.

Productivity	Brasil Telecom reached a productivity ratio of 1,859 LIS/employee in 3Q03, representing an increase of 1.5% in relation to 2Q03.

Subcontracted services

Costs and expenses with subcontracted services, excluding interconnection and advertising & marketing, totaled R$330.7 million in 3Q03, a 7.1% increase in relation to 2Q03. The increase of R$21.8 million can be explained basically by the readjustment of the agreements for the printing and distribution of telephone bills and the printing of yellow pages as well as, by the consolidation of expenses with maintenance of submarine cables.

Interconnection

Interconnection costs totaled R$455.6 million in the 3Q03, 5.9% above the amount registered in the previous quarter. The increase is due basically to the introduction of CSC 14 in calls originating from cell phones, as of July.

Expenses for Advertisement and Marketing

The expenses with advertising and marketing totaled R$28.5 million in 3Q03, when Brasil Telecom launched the campaigns to encourage the use of CSC 14 in the cellular phones and strengthen those campaigns aimed at creating awareness of “14”, in preparation to the Company entrance into the domestic long distance market.

Losses with Accounts Receivable/Gross Revenue ratio remains stable (PCCR/ROB)	Losses with Accounts Receivable (PCCR) / Gross revenue ratio remained stable at 2.3%, when compared to the previous quarter and totaled R$65.6 million in 3Q03.

Accounts Receivable

In 3Q03, the accounts receivable of Brasil Telecom presented an evolution below the one observed in revenue. While revenue varied 7.2%, gross accounts receivable varied only 5.2%, which reflects the tariff readjustment introduced at the end of June 2003 (16.0% on the local basket and 14.3% on the domestic long distance basket), as well as the introduction of CSC 14 on calls originating from cell phones, which generated the need for several co-billing agreements.

The ratio between the gross accounts receivable and gross revenue decreased by 1.1 p.p., reaching 74.4% in 3Q03, against 75.5% in 2Q03.

After deducting allowance for doubtful accounts in the amount of R$148.2 million, Brasil Telecom net accounts receivable totaled R$1,991.3 million at the end of September 2003.

Provisions for Contingencies	In 3Q03, the provision for contingencies amounted to R$19.6 million, against R$13.7 million in the 2Q03.

Other Operating Costs and Expenses/Revenues	Other operating costs and expenses/revenues, excluded the provision for contingencies expenses, totaled R$21.6 million in expenses in the 3Q03, indicating a decrease of 54.0% in relation to the 2Q03.

EBITDA

EBITDA of R$902 million	The Brasil Telecom EBITDA was R$959.9 million in the 3Q03, representing a growth of 6.5% in relation to the 2Q03.

EBITDA Margin	In 3Q03, EBITDA margin reached 46.7%, stable in comparison to 2Q03.

EBITDA/Average LIS/month	EBITDA/Avg LIS/month reached R$32.7, 5.1% higher than the amount registered in the 2Q03.

Financial Result

Financial Result

In 3Q03, Brasil Telecom registered a negative net financial result of R$129.3 million, against R$192.4 million in the previous quarter. This result was mainly due to interest expenses with debt, hedge expenses, expenses with CPMF, expenses with insurance, and financial revenue from cash investments of the Company.

Non operating Result

Amortization of Reconstituted Goodwill

In 1Q03, Brasil Telecom amortized R$31.0 million in reconstituted goodwill from CRT acquisition (which has no impact on cash flow and on the distribution of dividends), accounted for as non-operating expenses.

Indebtness

Total Debt	At the end of September 2003, the total consolidated debt of Brasil Telecom was R$4.0 billion, stable in relation to 2Q03.

Average Cost of Debt	In 3Q03, the consolidated debt of Brasil Telecom had an average accrued cost in 2003 of 12.9% or 71.4% of the Domestic Interbank Rate, equivalent to 17.5% p.a.

Net Debt	Net debt totaled R$2,383.9 million, a 9.4% drop in relation to June 2003.

Long Term Debt	At the end of the 2Q03, 64.4% of the total debt was registered in the long term.

Indebtedness Denominated in US Dollar	At the end of September 2003, the dollar-denominated debt totaled R$152.1 million representing 3.9% of total debt, which is stable in comparison to June, 2003.

At the end of September 2003, Brasil Telecom had hedge agreements with notional equivalent to 80.2% of the dollar-denominated debt, of R$152.1 million, against 69.5% at the end of June. The total debt due by December 2004 is hedged. In addition, 98% of the dollar-denominated debt with installments due in 2005 is also hedged.

Leverage Degree	On September 30, 2003, Brasil Telecom’s financial leverage represented by the ratio of its net debt to the shareholders’ equity, was equal to 37.4%.

Investments

Investments in the Permanent Assets	3T03	2T03	3T03/2T03 (%)

Network Expansion	168,9	159,2	6,1
- Conventional Telephony	60,7	93,7	(35,2)
- Transmission Backbone	23,3	18,6	25,3
- Data Network	75,2	44,7	68,2
- Intelligent Network	7,0	0,6	1.090,5
- Network Management Systems	2,0	1,4	43,7
- Other Investments in Network Expansion	0,7	0,2	284,6
Network Operation	68,4	58,3	17,4
Public Telephony	1,2	4,2	(71,2)
Information Technology	42,8	41,6	2,8
Expansion Personnel	20,2	22,5	(10,1)
Others	21,8	302,1	(92,8)

Total Investments in Permanent Assets	323,3	587,9	(45,0)

Expansion Financial Expenses	16,5	20,2	(18,2)

Total	339,9	608,1	(44,1)

Cash Flow

Operating Cash Flow in 3Q03 was R$786 million

Brasil Telecom’s operating generation reached R$785.7 million in 3Q03, surpassing by 4.5% the amount registered in the previous quarter. By deducting the flow of investments in the period, which is R$372.6 million lower in comparison to 2Q03 basically due to the acquisitions of iBest and Globenet, from the operating cash generation, the net cash operating generation of Brasil Telecom reached R$526.0 million, surpassing by R$406.6 million the one registered in 2Q03.

Free cash flow in 3Q03 was R$366 million	Brasil Telecom free cash flow in 3Q03 was R$366.4 million, against R$253.8 million in 2Q03, 44.4% above the amount registered in the previous quarter.

09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARIE/ASSOCIATED COMPANIES	3 - GENERAL TA	4 - CLASSIFICATION	5 - OWNERSHIP% IN SUBSIDIARY’S	6 - SHAREHOLDER’S EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY	8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND)	9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND)

01	BRASIL TELECOM S.A.	76.535.764/0001-43	SUBSIDIARY PUBLIC HELD COMPANY	65.38	72.41
INDUSTRIEL, COMMERCIAL COMPANIES AND OTHERS		356,433,859		356,433,859

02	NOVA TARRAFA PARTICIPAÇÕES LTDA.	03.001.341/0001-70	SUBSIDIARY NON-PUBLIC HELD COMPANY	100.00	0.58
INDUSTRIEL, COMMERCIAL COMPANIES AND OTHERS		32.625		32.265

03	NOVA TARRAFA inc.	............./.........-...	SUBSIDIARY NON-PUBLIC HELD COMPANY	100.00	0.05
INDUSTRIEL, COMMERCIAL COMPANIES AND OTHERS		1.003		1.003

16.01 - OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT

In attention to the Corporate Governance Differentiated Practices Rules, the Company discloses the additional information below, related to its shareholders’ compositions:

1. OUTSTANDING

As of 09/30/2003	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	84,242,727,057	62.85	11,496,064,583	5.16	95,738,791,640	26.84
Management
Board of Directors	32,265	-	52,566	-	87,831	-
Directors	5,513	-	2,030,663	-	2,036,176	-
Fiscal Board	1,792	-	1,794	-	3,586	-
Treasury Stock	1,480,800,000	1.11	-	-	1,480,800,000	0.42
Other Shareholders	48,308,118,576	36.04	211,172,038,277	94.84	259,480,156,853	72.74
Total	134,031,688,203	100.00	222,670,187,883	100.00	356,701,876,086	100.00
Outstanding Shares in the Market	48,308,161,146	36.04	211,174,123,300	94.84	259,482,284,446	72.74

As of 09/30/2002	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	78,675,459,986	59.44	9,729,162,874	4.43	88,404,622,860	25.10
Management
Board of Directors	20,635	-	53,856	-	74,491	-
Directors	5,053	-	4,674	-	9,727	-
Fiscal Board	6,140	-	6,142	-	12,282	-
Treasury Stock	-	-	-	-	-	-
Other Shareholders	53,680,024,317	40.56	210,134,283,398	95.57	263,814,307,715	74.90

2. SHAREHOLDERS’ HOLDING MORE THAN 5% OF THE VOTING CAPITAL (AS OF 09/30/2003)

The shareholders, which directly on indirectly, hold more than 5% of the voting capital of the Company are as follows:

In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Solpart Participações S.A.	02.607.736-0001	Brazilian	71,830,504	53.59	161,687	0.07	71,992,191	20.18
Previ	33.754.482-0001	Brazilian	6,895,682	5.14	7,840,963	3.52	14,736,645	4.13
Treasury Stock	-	-	1,480,800	1.10	-	-	1,480,800	0.42
Other	-	-	53,824,702	40.17	214,667,538	96.41	268,492,240	75.27
Total	-	-	134,031,688	100.00	222,670,188	100.00	356,701,876	100.00

Distribution of the Capital from Parent to individuals level

Solpart Participações S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	631,838	62.00	-	-	631,838	20.93
Techold Participações S.A.	02.605.028-0001/88	Brazilian	193,635	19.00	1,239,982	62.00	1,43	47.48
Telecom Italia International N.V. (*)	-	Italian	193,643	19.00	760,000	38.00	953,643	31.59
Other	-	-	18	-	-	-	18	-
Total	-	-	1,019,134	100.00	1,999,982	100.00	3.019,116	100.00
(*)Former Stet International Netherlands

Timepart Participações Ltda.	In units of quotas
Name	General Taxpayers’ Register	Citizenship	Quotas	%
Privtel Investimentos S.A.	02.620.949-0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00

Privtel Investimentos S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Teleunion S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Luiz Raymundo Tourinho Dantas	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Telecom Holding S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
CSH LLC e CSH Units	-	American	19,997	99.98	-	-	19,997	99.98
Other	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00

Techold Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	980,067,275	100.00	341,898,149	100.00	1,321,965,424	100.00
Other	-	-	3	-	-	-	3	-
Total	-	-	980,067,278	100.00	341,898,149	100.00	1,321,965,427	100.00

Invitel S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Sistel - Fund. Sistel de Seguridade	00.493.916-0001/20	Brazilian	66,017,486	6.66	-	-	66,017,486	6.66
Telos - Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	23,573,621	2.38	-	-	23,573,621	2.38
Funcef - Fund. dos Economiários	00.436.923-0001/90	Brazilian	378,289	0.04	-	-	378,289	0.04
Petros - Fund. Petrobrás Segurid.	34.053.942-0001/50	Brazilian	37,318,069	3.77	-	-	37,318,069	3.77
Previ - Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	190,852,385	19.27	-	-	190,852,385	19.27
Opportunity Zain S.A.	02.363.918-0001/20	Brazilian	671,848,888	67.82	-	-	671,848,888	67.82
CVC/Opportunity Equity Partners LP	-	British	202,255	0.02	-	-	202,255	0.02
CVC/Opportunity Equity Partners FIA	01.909.558-0001/57	Brazilian	280,316	0.02	-	-	280,316	0.02
Opportunity Fund	-	British	49,550	0.01	-	-	49,550	0.01
CVC/Opportunity Investimentos Ltda. (*)	03.605.085-0001/20	Brazilian	10	-	-	-	10	-
Priv FIA	02.559.662-0001/21	Brazilian	25,219	0.00	-	-	25,219	0.005
Tele FIA	02.597.072.0001/93	Brazilian	25,219	0.00	-	-	25,219	0.005
Verônica Valente Dantas	262.853.205-00	Brazilian	1	-	-	-	1	-
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	-	-	-	1	-
Lênin Florentino de Faria	203.561.374-49	Brazilian	2	-	-	-	2	-
Total	-	-	990,571,311	100.00	-	-	990,571,311	100.00
(*) Former Opportunity Paramirim Ltda.
Opportunity Zain S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
CVC/Opportunity Equity Partners FIA	01.909.558-0001/57	Brazilian	335,488,153	45.45	-	-	335,488,153	45.45
CVC/Opportunity Equity Partners LP	-	British	310,773,165	42.10	-	-	310,773,165	42.10
Opportunity Fund	-	British	71,934,343	9.75	-	-	71,934,343	9.75
Priv FIA	02.559.662.0001/21	Brazilian	17,611,010	2.39	-	-	17,611,010	2.39
Opportunity Lógica Rio Gestora de Recursos Ltda.	01.909.405-0001/00	Brazilian	2,304,359	0.31	-	-	2,304,359	0.31
Tele FIA	02.597.072-0001/93	Brazilian	6,010	-	-	-	6,010	-
CVC/Opportunity Equity Partners Administradora de Recursos Ltda.	01.909.405-0001/00	Brazilian	1	-	-	-	1	-
CVC/Opportunity Investimentos Ltda. (*)	03.605.085-0001/20	Brazilian	10	-	-	-	10	-
Verônica Valente Dantas	262.853.205-00	Brazilian	400	-	-	-	400	-
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	60	-	-	-	60	-
Danielle Silbergleid Ninio	016.744.087-06	Brazilian	1	-	-	-	1	-
Daniel Valente Dantas	063.917.105-20	Brazilian	1	-	-	-	1	-
Eduardo Penido Monteiro	094.323.965-68	Brazilian	287	-	-	-	287	-
Total	-	-	738,117,800	100.00	-	-	738,117,800	100.00
(*) Former Opportunity Paramirim Ltda.

17.01 - LIMITED REVIEW REPORT

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil)

The Shareholders and Board of Directors
Brasil Telecom Participações S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom Participações S.A. for the quarter ended September 30, 2003, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Accountants (IBRACON) and the Federal Accounting Council, which included: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission, specifically applicable to the mandatory quarterly financial information.

Our review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

October 24, 2003

KPMG Auditores Independentes
CRC-SP-014.428/O-6-“F”-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-S-DF

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	Identification	3
01	02	Adress of Company Headquarters	3
01	03	Market Relations Director - (Address for correspondence to Company)	3
01	04	Quarterly Reference	3
01	05	Composition of Paid Capital	3
01	06	Company’s Characteristics	4
01	07	Subsidiaries Excluded from the Consolidated Statement	4
01	08	Dividends Approved	4
01	09	Capital Stock Composition and Alteration in Current Year	4
01	10	Market Relations Director	4
02	01	Balance Sheet - Assets	5
02	02	Balance Sheet - Liabilities	6
03	01	Quarterly Statement of Income	7
04	01	Notes to the Quarterly Report	8
05	01	Comments on the Company Performance in the Quarter	42
06	01	Consolidated Balance Sheet - Assets	43
06	02	Consolidated Balance Sheet - Liabilities	44
07	01	Consolidated Quarterly Statement of Income	46
08	01	Comments on the Consolidated Company Performance in the Quarter	48
09	01	Investment in Subsidiaries and/or Associated Companies	57
16	01	Other Information which the Company Understands Relevant	58
17	01	Limited Review Report	61
BRASIL TELECOM S.A.
NOVA TARRAFA PARTICIPAÇÕES LTDA.
NOVA TARRAFA INC.			/58

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2003

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer